UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of

October 2005

Commission File Number

0-29586

    EnerNorth industries inc.

(formerly: Energy Power Systems Limited)

(Address of Principal executive offices)

2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes

           No     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes

           No   X

If  "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):

82- _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EnerNorth industries inc.

(formerly: Energy Power Systems Limited)

Date: October 18, 2005

By:____"Sandra J. Hall"____ ______

Sandra J. Hall,

President, Secretary & Director

ANNUAL REPORT 2005

      EnerNorth Industries Inc.

Message to Shareholders:

Fiscal 2005 proved to be a time of transition for the Company. During the year the Company sought and obtained shareholder approval to divest its Industrial & Offshore Division for cash proceeds of CDN $7.3 million.  The transaction was a sale of 100% equity shares of M&M Engineering Limited ("M&M") held by the Company. Prior to closing, the Company retracted preferred shares of M&M for CDN $1.0 million cash resulting in proceeds of CDN $8.3 million to the Company from the sale. We thank the people at M&M and its customers for the years of loyalty to M&M and wish them all well in their ongoing endeavors.

While the injection of capital dramatically increased our cash reserves, the divesture eliminated ongoing revenues from this division. In the prior fiscal year, M&M contributed CDN $33.4 million of revenue to the Company.

We intend to focus our efforts on growing our oil and gas operations in the Western Sedimentary Basin of Canada. To this end, we have entered into a 50:50 Joint Exploration Agreement with an industry participant for the Sibbald area of Alberta and we have expanded into the Buick Creek area of north east British Columbia.

In the Sibbald area we have a working interest in 5,760 gross acres located in Townships 28 and 29. For the fiscal year 2005, Sibbald wells accounted for approximately 24% of the Company's overall production. The Joint Exploration Agreement includes an area of mutual interest encompassing nine townships around the Sibbald area but excludes our working interest lands. We anticipate that by teaming up with our joint exploration partner and increasing our drilling and exploration activities in this area, Sibbald will develop into a core production property for us.

In May 2005 we entered into a Farmout and Participation Agreement to acquire a working interest in a license covering approximately 4,895 gross acres in the Buick Creek area (the "Licence").  Subsequent to year end, the Company drilled two wells prospective for natural gas and paid 75% of the costs to earn a 75% working interest in the wells and ensuing spacing units.  We also participated for a 25% working interest in two additional exploratory gas wells drilled on the Licence and earned a 25% working interest in the wells and the resulting spacing units.  All four wells have been drilled and cased and are pending completion, production testing and potential tie in. These multi formation lands are prospective for natural gas in the Notikewan, Bluesky and Gething formations and for oil in the Halfway formation. Pending results from the first four wells, we anticipate further exploration and development on these lands in the coming year and look forward to this area becoming another core production property.

Management has also allocated a portion of the proceeds from the sale of M&M to the purchase of negotiable securities of other oil and gas companies. This provides a means of further participation in the energy sector while offering liquidity during our ongoing litigation.

The litigations with Oakwell Engineering Limited, ("Oakwell") a Singapore company and VBC Ferro Alloy Limited, ("VBC") an India company, is ongoing and continues to be a detriment to our operations.  In June 2004, Oakwell filed an Application with the Superior Court of Justice for the Province of Ontario ("the Superior Court") seeking to enforce a Singapore judgment against the Company in Ontario. The Company defended that Application and filed its own Application for a declaration that the Singapore judgment not be enforceable in the Province of Ontario.  The Superior Court ruled in favour of Oakwell.

In July 2005, the Company filed a Notice of Appeal of the Superior Court decision in the Court of Appeal for the Province of Ontario.  The Company anticipates that the appeal will be heard in early 2006.  The Company believes that the appeal has considerable merit.

If the Judgment is ultimately enforced in Canada, the Company's financial condition would be materially and adversely affected and our shareholders need to be aware that in an effort to satisfy the Judgment we will be required to sell assets of the Company. A provision of CDN $7.9 million at June 30, 2005 has been made to the Company's financial statements in relation to the judgment.

The Company owns 11.8 million common shares, par value 10 Indian Rupees (the "KEOPL Shares"), in Konaseema EPS Oakwell Power Limited ("KEOPL") an India company developing a 445 mega watt power project in Andhra Pradesh, India. We have an Arbitration Award passed by Hon'ble Arbitral Tribunal, India requiring VBC to purchase our shares of KEOPL at par value, which is approximately CDN $3.3 million. VBC is avoiding the obligation and the Company is pursuing legal remedies in India with some success.  At present the Division Bench of the High Court of Andhra Pradesh has ordered VBC to post one third of the amount of the award with the court while VBC appeals a lower court decision ordering them to pay the award or be wound up.

In closing, while drilling for oil and gas may be a capital intensive and risky venture the industry is currently enjoying record prices for its commodity which, upon exploration success, mitigates risk. The Company is presently focused on increasing our land position to secure opportunities for future development and obtaining seismic and other exploratory data to identify potential targets. Participation in drilling prospects with other oil and gas companies reduces our capital requirements in such wells. This enables us to allocate funds to defend the Company through what is expected to be a long and expensive process through the various levels of the court system and at the same time allows us to grow our business and add shareholder value. We believe that the expansion of our Sibbald property and the introduction of the Buick Creek property will help us achieve this goal.

You are encouraged to read the Company's audited financial statement and annual 20-F filing for more detail of the subjects discussed briefly above.

Yours truly,

EnerNorth Industries Inc.

Sandra J. Hall,

President and Secretary

September 20, 2005

 MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND OPERATING RESULTS

The following discussion and analysis of EnerNorth Industries Inc. ("EnerNorth" or the "Company") should be read in conjunction with the Company’s Audited Consolidated Financial Statements for the fiscal years ended June 30, 2005, 2004 and 2003 and notes thereto. This Management Discussion and Analysis is dated September 23, 2005.  Unless otherwise indicated, the following discussion is based on Canadian dollars and presented in accordance with Canadian Generally Accepted Accounting Principles ("GAAP").

Certain measures in this Management’s Discussion and Analysis do not have any standardized meaning as prescribed by Canadian generally accepted accounting principles such as netback and other production figures and therefore are considered non-GAAP measures. Therefore these measures may not be comparable to similar measures presented by other issuers. These measures have been described and presented in this management discussion and analysis in order to provide shareholders an potential investors with additional information regarding the Company’s liquidity an its ability to generate funds to finance its operations.

Certain statements contained herein constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company.  The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate,” “believe,” “estimate,” “expect” and similar expressions.  These statements reflect the current beliefs of management of the Company, and are based on current available information.  Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company to differ materially from those expressed in, or implied by, these statements.  (See the Company’s Annual Information Form and Annual Form 20 F for Risk Factors. The Company's public filings can be accessed and viewed through the Company's website, www.enernorth.com under the heading "Investor Relations", and by clicking on "Corporate Filings".  A link to the Company's Canadian Securities Commissions filings can be viewed via the System for Electronic Data Analysis and Retrieval (SEDAR) at www.sedar.com, and the Company's United States Securities and Exchange Commission filings can be viewed through the Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov.  The Company is not obligated to update or revise these “forward-looking” statements to reflect new events or circumstances.

OVERVIEW

The Company is a corporation amalgamated under the laws of the Province of Ontario and is provincially registered in the Provinces of Alberta, British Columbia and Newfoundland. The Company’s primary activities are investment in, exploration and development and production of oil and gas.

Effective February 1, 2005 the Company divested of its interest in M&M Engineering Limited (“M&M”) for cash proceeds of $7,361,999. The transaction was a sale of 100% of the common shares and 100% of the preferred shares of M&M held by the Company. Prior to closing, the Company retracted preferred shares of M&M for Cdn $1,000,000 cash and M&M assigned to the Company 100% of 10915 Newfoundland Limited, a Newfoundland and Labrador company (“10915 Newfoundland”), and 100% of 11123 Newfoundland Limited, a Newfoundland and Labrador company (“11123 Newfoundland”). Each of 10915 Newfoundland and 11123 Newfoundland owned a portion of the facilities located in Port aux Basques, Newfoundland and Labrador. The facilities consisted of two parcels of land.  The larger of the two parcels has a fabrication building with a 52 foot high and 104 foot high steel frame building, containing 44,000 square feet, designed for utilization as a fabrication and assembly shop. The second parcel of land has a transfer shed containing a total of 96,000 square feet including an attached two-story office section (with full basement) and a one-story office section. The Company received shareholder approval for the transaction at a special meeting of shareholders held on January 26, 2005. For the purpose of financial presentation, the operations of M&M and its subsidiaries have been accounted for as discontinued operations.

Effective June 29, 2005 the Company sold its 100% interest in 10915 Newfoundland and 11123 Newfoundland for cash proceeds of $175,000.

The audited consolidated financial results for the twelve month periods ending June 30, 2005, 2004 and 2003 include the accounts of the Company as well as an investment in Konasseema EPS Oakwell Power Limited (“KEOPL”) a company incorporated in India that is developing a power project in Andhra Pradesh, India, and investments in marketable securities. The Company through its wholly-owned subsidiary EPS Karnataka Power Corp. (“EPS Karnataka”) an Ontario corporation, holds 97% of Euro India Power Canara Private Limited (“EIPCL”) an Indian corporation that is carried at Nil on the balance sheet and consolidated statement of operations of the Company. Management has evaluated the effect that EIPCL accounts would have on the audited consolidated financial statements of the Company at June 30, 2005 and June 30, 2004 and concluded that such amounts would be insignificant under GAAP.

The Company’s oil and gas operations are located in Alberta, British Columbia and Ontario, Canada.  The Company’s financial results are influenced by its business environment. Risks include, but are not limited to: crude oil and natural gas prices; cost to find, develop, produce and deliver crude oil and natural gas; demand for and ability to deliver natural gas; government regulations and cost of capital.

The consolidated financial statements have been prepared on the basis of a going concern, which contemplates that the Company will be able to realize assets and discharge liabilities in the normal course of business.

The Company’s ability to continue as a going concern is dependent upon the enforceability of the Oakwell Claim (See Note 21 of the Company’s Audited Consolidated Financial Statements). If the application of the Judgment becomes enforceable in Canada then there would be a material and adverse impact on the Company’s financial condition. The Company’s consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company not be able to continue in the normal course of operations. If the “going concern” assumption is not appropriate for these consolidated financial statements then adjustments may be necessary to the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

RISKS AND UNCERTAINTIES

The Company’s producing wells are subject to normal levels of decline and unavoidable changes in operating conditions in facilities operated by third parties. The Company’s production revenue is subject to commodity price fluctuations over which the Company has no control.  Some of the business risks could include:

  volatility in market prices for oil and natural gas;

  reliance on third party operators;

  ability to find or produce commercial quantities of oil and natural gas;

  liabilities inherent in oil and natural gas operations;

  dilution of interests in oil and natural gas properties;

  uncertainties associated with estimating oil and natural gas reserves;

   new prospects and exploration activities may have inherent risks;

  competition for, among other things, financings, acquisitions of reserves, undeveloped lands and skilled personnel; and

  governmental regulation and environmental legislation.

OVERALL PERFORMANCE

The Company’s overall performance for the twelve months ended June 30, 2005 can be highlighted by an increase of 25% in total average production volume to 60 boe/d compared to 48 boe/d for the twelve month period in 2004.  As a result, gross revenues increased by 24% to $946,655 for the twelve month period ending June 30, 2005 versus $765,941 for the twelve month period ending June 30, 2004.

Effective February 1, 2005 the Company divested of its interest in M&M. For the purpose of financial presentation, the operations of M&M and its subsidiaries have been accounted for as discontinued operations. As a result the Company incurred a gain on disposition of the operating segment of $1,717,646. During the year ended June 30, 2005 the Company had earnings associated with the operating segment of $317,351 versus $1,627,664 for the previous twelve month period.

Net loss from continuing operations decreased 43% to $2,197,746 for the twelve month period ending June 30, 2005 versus a net loss from continuing operations of $3,845,606 for the twelve month period ending June 30, 2004. Earnings were hindered by litigation expense and accruals related to the Oakwell Claim over the past three fiscal years. During the current fiscal year, the Company incurred $982,912 in litigation expenses while the Company also accrued 712,349 related to the Oakwell Claim. During the previous fiscal year, the Company incurred $889,614 of litigations expenses and accrued $2,015,681 related to the Oakwell Claim. (See “Critical Accounting Estimates – Oakwell Claim” below).

SELECT FINANCIAL INFORMATION

EnerNorth Industries Inc.
Presented Pursuant to Canadian Generally Accepted Accounting Principles
(Canadian $, Except Per Share Data)  (Audited)

	As of and for the Twelve Month Period Ended June 30,
	2005(1)(2)	2004(1)(2)	2003(1)(2)
FINANCIAL INFORMATION:
Oil and gas revenue	$ 946,655	$ 765,941	$ 673,573
Less: royalties	201,172	106,485	93,824
Net revenue	745,483	659,456	579,749

Net loss from operations before discontinued operations	(2,197,746)	(3,845,606)	(8,466,322)
Income and gain on disposition of discontinued operations (2)	2,034,997	1,627,664	418,846
Net loss for the year	(162,749)	(2,217,942)	(8,047,476)
Net loss from continuing operations per share	$(0.54)	$(0.95)	$(2.22)
Net loss per share	$(0.04)	$(0.55)	$(2.11)
Total assets	15,708,656	23,262,596	28,834,961
Total financial liabilities	8,632,418	16,097,577	17,581,355
OPERATIONS:
Average Daily Production
Natural gas (mcf per day)	239	214	203
Natural gas liquids (bbls per day)	10	7	5
Crude oil (bbls per day)	11	5	7
Total (boe per day)	60	48	47
Average Commodity Prices
Natural gas ($/mcf)	$ 6.86	$ 6.65	$ 6.15
Natural gas liquids ($/bbl)	$ 39.34	$ 29.16	$ 34.03
Crude oil ($/bbl)	$ 55.46	$ 37.61	$ 40.17
Total ($/boe)	$ 43.37	$ 38.16	$ 39.43
Royalties
Natural gas ($/mcf)	$ 1.52	$ 1.04	$ 0.91
Natural gas liquids ($/bbl)	$ 11.39	$ 6.24	$ 5.04
Crude oil ($/bbl)	$ 7.68	$ 4.61	$ 5.95
Total royalties ($/boe)	$ 9.22	$ 6.09	$ 5.49
Production costs
Natural gas ($/mcf)	$ 2.94	$ 2.93	$ 2.71
Natural gas liquids ($/bbl)	$ 6.84	$ 15.24	$ 15.00
Crude oil ($/bbl)	$ 31.20	$ 12.31	$ 17.70
Total production costs ($/boe)	$ 18.32	$ 16.72	$ 16.34
Netback by Product
Natural gas ($/mcf)	$ 2.40	$ 2.68	$ 2.53
Natural gas liquids ($/bbl)	$ 21.11	$ 7.68	$ 13.99
Crude oil ($/bbl)	$ 16.58	$ 20.69	$ 16.52
Netback ($/boe)	$ 15.83	$ 15.35	$ 17.60

____________________

(1)

Selected Financial Data should be read in conjunction with the discussion below and “Critical Accounting Principles and Critical Accounting Estimates” below.

(2)

During fiscal 2005 the Company sold its interests in M&M Engineering Limited (“M&M”). As a result the Industrial & Offshore Division has been treated as discontinued operations for accounting purposes, and prior years' statements of operations have been restated.

OPERATING RESULTS

Fiscal 2005 versus Fiscal 2004 and Fiscal 2004 versus Fiscal 2003

Production Volumes. For the twelve month period ending June 30, 2005 average production volumes increased 25% to 60 boe/d compared to 48 boe/d for the same twelve month period in 2004.  Overall increases were due to new production sources from the Company’s Farrow, Sibbald and Olds-Davey properties located in Alberta Canada.

For the twelve month period ending June 30, 2005 average gas production increased 12% to 239 mcf/d compared to 214 mcf/d for the same twelve month period in 2004.  Increased gas production was due to additions from the Company’s Sibbald and Olds-Davey properties, Alberta.

For the twelve month period ending June 30, 2005 average natural gas liquids production increased 43% to 10 bbls/d compared to 7 bbls/d for the same twelve month period in 2004.

For the twelve month period ending June 30, 2005 average oil production increased 120% to 11 bbls/d compared to 5 bbls/d for the same twelve month period in 2004. Increased oil production was due to additions from the Company’s Farrow and Sibbald properties, Alberta.

For the twelve months ending June 30, 2004 average production volumes increased 2% to 48 boe/d compared to 47 boe/d for the same twelve month period in 2003.  Overall production of gas and natural gas liquids were up during fiscal 2004 due to new production from the Cherhill and Caroline properties. The Company had production decreases in oil production in fiscal 2004 resulting from the temporary shut in of a well in the Farrow area and the abandonment of an oil well in Ontario.

For the twelve month period ending June 30, 2004 average gas production increased 5% to 214 mcf/d compared to 203 mcf/d for the same twelve month period in 2003.  Increased gas production was primarily due to additions from the Company’s Olds-Davey and Sibbald properties, Alberta.

For the twelve month period ending June 30, 2004 average natural gas liquids production increased 40% to 7 bbls/d compared to 5 bbls/d for the same twelve month period in 2003.

For the twelve month period ending June 30, 2004 average oil production decreased 29% to 5 bbls/d compared to 7 bbls/d for the same twelve month period in 2003. Decreased oil production was primarily due to natural declines.

Commodity Prices. During the twelve month period ending June 30, 2005, commodity prices increased by 14% to an average of $43.37 per boe compared to $38.16 per boe for the twelve month period in 2004. These price increases reflect the general price increase in the respective commodities in the market.

Average gas prices per mcf increased by 3% to $6.86 during the twelve month period ending June 30, 2005 compared to $6.65 per mcf for the twelve month period ending June 30, 2004.

Average natural gas liquids prices per barrel increased by 35% to $39.34 during the twelve month period ending June 30, 2005 compared to $29.16 per barrel for the twelve month period ending June 30, 2004.

Average oil prices per barrel increased by 47% to $55.46 during the twelve month period ending June 30, 2005 compared to $37.61 per barrel for the twelve month period ending June 30, 2004.

During the twelve month period ending June 30, 2004, commodity prices decreased by 3% to an average of $38.16 per boe compared to $39.43 per boe for the twelve month period in 2003. These price decreases reflect the general price increase in the respective commodities in the market.

Average gas prices per mcf increased by 8% to $6.65 during the twelve month period ending June 30, 2004 compared to $6.15 per mcf for the twelve month period ending June 30, 2003.

Average prices for natural gas liquids per barrel decreased by 14% to $29.16 during the twelve month period ending June 30, 2004 compared to $34.03 per barrel for the twelve month period ending June 30, 2003.

Average oil prices per barrel decreased by 6% to $37.61 during the twelve month period ending June 30, 2004 compared to $40.17 per barrel for the twelve month period ending June 30, 2003.

Gross oil and gas revenue. The Company's gross oil and gas revenue of $946,655 for the twelve month period ending June 30, 2005 increased by 24% from $765,941 for the comparative twelve month period ending June 30, 2004. Revenue growth was driven by both production increases and increases in commodity prices. Production increases stemmed primarily from re-completed wells in the Sibbald area, commencement of production from previously drilled gas wells in the Olds-Davey area and the remedial work completed on an oil well in the Farrow area.

The Company's gross oil and gas revenue of $765,941 for the twelve month period ending June 30, 2004 increased by 14% from $673,573 for the comparative twelve month period ending June 30, 2003. Revenue growth was primarily driven by production increases realized primarily from the Company’s Olds-Davey and Cherhill properties. These increases were partially offset by decreased oil production from the Company’s Farrow property.

Royalties. Royalties increased by 89% to $201,172 for the twelve month period ending June 30, 2005 compared to $106,485 for the twelve month period ended June 30, 2004. Increased royalties were a result of increased production volumes primarily from the Company’s Farrow, Olds-Davey and Sibbald properties along with increased commodity prices. Royalties increased by 51% to $9.22 per boe compared to $6.09 per boe in 2004.

Royalties increased by 13% to $106,485 for the twelve month period ending June 30, 2004 compared to $93,824 for the twelve month period ended June 30, 2003. Increased royalties were a result of increased production volumes. During the year royalties increased by 11% to $6.09 compared to $5.49 during the comparable period in 2003.

Net Revenue. The Company’s net revenues for the twelve month period ending June 30, 2005 increased by 13% to $745,483 compared to $659,456 for the comparative twelve month period ending June 30, 2004.

The Company’s net revenues for the twelve month period ending June 30, 2004 increased by 14% to $659,456 compared to $579,749 for the comparative twelve month period ending June 30, 2003.

Operating and transportation. Operating and transportation costs were $399,795 for the twelve month period ending June 30, 2005, 37% higher than operating and transportation costs of $292,275 during the comparable twelve month period in 2004. Higher production expenses were a result of increased production volumes and increased operations primarily on the Company’s Sibbald, Olds/Davey and Farrow, Alberta properties. During the year production cost per boe increased by 10% to $18.32 per boe compared to $16.72 per boe during 2004.

Operating and transportation costs were $292,275 for the twelve month period ending June 30, 2004, 5% higher than operating and transportation costs of $279,189 during the comparable twelve month period in 2003. Higher production expenses were a result of increased production volumes and increased production costs per boe. During the year production cost per boe increased by 2% to $16.72 per boe from $16.34 per boe during 2003.

Depletion and Accretion. For the twelve month period ending June 30, 2005, depletion and accretion expense was $691,539, 51% higher compared to $458,230 for the twelve month period in 2004.  The increased depletion and accretion was a result of higher production volumes and a higher value of properties in the depletion pool.

For the twelve month period ending June 30, 2004, depletion and accretion expense was $458,230, 10% higher compared to $416,937 for the twelve month period in 2003.  The increased depletion and accretion was a result of higher production volumes.

Administrative Expenses. Administrative expenses of $2,221,343 for the twelve month period ending June 30, 2005 were 16% higher than administrative expenses of $1,921,385 the previous year. The primary component of administrative expenses for the twelve month period ending June 30, 2005 was related to litigation expenses of $982,912 versus $889,614 for the previous 12 month period ending June 30, 2004. The Company also accrued an expense of $149,109 for stock option expense during the current fiscal year.

Administrative expenses of $1,921,385 for the twelve month period ending June 30, 2004 were 5% lower than administrative expenses of $2,023,237 the previous year. The primary component of administrative expenses for the twelve month period ending June 30, 2004 was related to litigation expenses of $889,614 versus $1.2 million for the previous twelve month period ending June 30, 2003.

Foreign Exchange. For the twelve month period ending June 30, 2005 the gain on foreign exchange was $539,836 compared to a foreign exchange loss of $24,070 for the twelve month period in 2004. The foreign exchange gain during fiscal 2005 related to appreciation in the Canadian dollar relating to the Oakwell Claim. This gain was partially offset by a foreign exchange loss relating to Company’s investment in KEOPL.

For the twelve month period ending June 30, 2004 the loss on foreign exchange was $24,070 compared to a foreign exchange loss of $122,440 for the twelve month period in 2003. The foreign exchange loss during fiscal 2004 related to depreciation in the Canadian dollar relating to the Company’s investment in KEOPL. This loss was partially offset by foreign exchange gains from the Oakwell Claim.  During fiscal 2003 the foreign exchange loss related primarily to depreciation in the balance of funds held in cash (See Critical Accounting Estimates – Oakwell Claim and Valuation of the Company's Investment in KEOPL, below).

Interest income. For the twelve months ending June 30, 2005 interest income was $305,836, 63% higher compared to $187,440 for the comparable twelve month period in 2004.  The increase in interest income was related to interest payments received on the Company’s KEOPL investment as well as interest on cash held in short maturity investments.

For the twelve months ending June 30, 2004 interest income was $187,440, 114% higher compared to $87,634 for the comparable twelve month period in 2003.  The increase in interest income was related to interest payments received on the Company’s KEOPL investment as well as interest on cash held in short maturity investments.

Gain on sale of inactive capital asset. Gain on sale of inactive capital asset represents the net proceeds on the properties located in Port aux Basques Newfoundland. Effective June 29, 2005 the Company sold these properties to a third party for cash proceeds of $175,000.

Cash distributions from marketable securities. At June 30, 2005 the Company holds a portfolio of marketable securities, which contains a portion of oil and gas related trust units. These trust units have a fixed yield distribution to owners of the units. From March 2005, to June 30, 2005 the Company earned $49,916 on cash distributions from trust units.

Current and Future Income Taxes. During the twelve month period ended June 30, 2005 a net future income tax charge of Nil was recognized compared to a net future income tax charge of Nil for the twelve month period ended June 30, 2004. During the current and previous year a future tax recovery was absorbed by an increase in the valuation allowance. During fiscal 2005 and 2004, the statutory tax rate for the Company was 36%.

During the twelve month period ended June 30, 2004 a net future income tax charge of Nil was recognized compared to a net future income tax charge of $490,578 for the twelve month period ended June 30, 2003. During fiscal 2004 and fiscal 2003 a future tax recovery was absorbed by an increase in the valuation allowance however during fiscal 2003 an income tax asset related to the Company’s oil and gas assets was reserved for 100% resulting in a provision of $490,578. During fiscal 2004 the statutory tax rate for the Company was 36%. During fiscal 2003 the statutory tax rate for the Company was 38%.

Net loss from continuing operations.  Net loss from continuing operations decreased 43% to $2,197,746 for the twelve month period ended June 30, 2005 compared to a net loss of $3,845,606 for the twelve month period ending June 30, 2004. Net loss from continuing operations was significantly higher in the previous year due to a $2,015,681 provision for the Oakwell Claim.

Net loss from continuing operations decreased 55% to $3,845,606 for the twelve month period ended June 30, 2004 compared to a net loss of $8,466,322 for the twelve month period ending June 30, 2003. Net loss from continuing operations were significantly higher in the previous year due to a $5,900,000 provision for the Oakwell Claim in 2003 versus a $2,015,681 provision for the Oakwell Claim during 2004 (See Critical Accounting Estimates – Oakwell Claim, below).

Net income from discontinued operations. Net income from discontinued operations resulted from the Company’s disposition of its Industrial & Offshore Division which was sold February 1, 2005. Net income from discontinued operations decreased 81% to $317,351 for the twelve month period ended June 30, 2005 compared to $1,627,664 for the twelve month period ended June 30, 2004. On disposition of the operations of the Industrial & Offshore Division the Company recorded a gain of $1,717,646.

Net income from discontinued operations resulted from the Company’s disposition of its Industrial & Offshore Division which was sold February 1, 2005. Net income from discontinued operations increased 289% to $1,627,664 for the twelve month period ended June 30, 2004 compared to $418,846 for the twelve month period ended June 30, 2003.

Net loss.  As a result of the above factors the net loss was $162,749 for the twelve month period ending June 30, 2005 compared to a loss of $2,217,942 for the comparable twelve month period ending June 30, 2004.

As a result of the above factors the net loss was $2,217,942 for the twelve month period ending June 30, 2004 compared to a loss of $8,047,476 for the comparable twelve month period ending June 30, 2003.

Net loss from continuing operations per share and net loss per share. Net loss from continuing operations per share for the twelve month period ending June 30, 2005 decreased by 43% to $0.54 per share from $0.95 per share for the same twelve month period 2004. Net loss per share for the twelve month period ending June 30, 2005 decreased 93% to $0.04 per share compared to a net loss of $0.55 per share for the same twelve month period 2004. Fully diluted loss per share and fully diluted loss per share from continuing operations are not presented as they are antidilutive.

Net loss from continuing operations per share for the twelve month period ending June 30, 2004 decreased by 57% to $0.95 per share from $2.22 per share for the same twelve month period in 2003. Net loss per share for the twelve month period ending June 30, 2004 decreased 74% to $0.55 per share compared to a net loss of $2.11 share for the same twelve month period 2003 Fully diluted loss per share and fully diluted loss per share from continuing operations are not presented as they are antidilutive.

Capital Expenditures.  Capital expenditures totaled $1,001,743 for the twelve months of fiscal 2005 compared to $1,740,154 for the twelve months of fiscal 2004. During the twelve month period ending June 30, 2005 the Company’s primary expenditures related to acquisition costs of $279,765 for the Buick Creek lands, British Columbia, drilling and completion costs of approximately $85,242 for the Doe Property, Alberta, $273,969 in tie-ins at Olds/Davey, Alberta, and $73,360 in re-completions in the Sibbald area of Alberta.

Capital expenditures totaled $1,740,154 for the twelve months of fiscal 2004 compared to $354,625 twelve months of fiscal 2003. During twelve month period ending June 30, 2004 the Company’s primary expenditures related to drilling and completion costs of approximately $885,895 for the Doe Property, $147,148 drilling and completion in Farrow and $176,656 for the re-completion in Sibbald.

SUMMARY OF QUARTERLY RESULTS

Unaudited
	Fiscal 2005				Fiscal 2004
	June 30/05	Mar. 31/05	Dec. 31/04	Sept. 30/04	June 30/04	Mar. 31/04	Dec. 31/03	Sept. 30/03

Financial Information:
Net oil and gas revenue	$ 149,274	$ 206,044	$ 226,755	$ 163,410	$ 294,439	$ 107,111	$ 125,668	$ 132,238

Loss from continuing
operations	$ (741,216)	$ (771,886)	$ (470,909)	$ (213,735)	$ 17,429	$ (1,340,132)	$ (2,252,480)	$ (270,423)
Net income (loss)	$ (891,216)	$ 1,188,123	$ (548,854)	$ 89,198	$ 724,369	$ (1,760,423)	$ (1,356,962)	$ 175,074

Loss from continuing
operations per share	$ (0.18)	$ (0.19)	$ (0.12)	$ (0.05)	$ 0.00	$ (0.33)	$ (0.55)	$ (0.07)
Net income (loss) per share	$ (0.22)	$ 0.29	$ (0.14)	$ 0.02	$ 0.18	$ (0.43)	$ (0.33)	$ 0.04
Fully diluted net income
(loss) per share	$ (0.22)	$ 0.26	$ (0.14)	$ 0.02	$ 0.00	$ (0.43)	$ (0.33)	$ 0.04

Operating Information:
Average Daily Production
Natural gas (mcf per day)	270	233	342	171	369	126	161	212
Natural gas liquids (bbls per day)	10	14	8	5	9	8	7	6
Crude oil (bbls per day)	13	14	16	1	3	2	8	5
Total (boe per day)	40	66	81	62	74	31	42	46

Average Commodity Prices
Natural gas ($/mcf)	$ 7.41	$ 7.97	$ 5.98	$ 6.07	$ 6.05	$ 8.02	$ 7.53	$ 6.24
Natural gas liquids ($/bbl)	$ 41.81	$ 32.67	$ 32.14	$ 37.95	$ 22.76	$ 30.78	$ 31.13	$ 31.85
Crude oil ($/bbl)	$ 65.76	$ 52.71	$ 42.19	$ 55.91	$ 33.02	$ 40.68	$ 33.30	$ 40.36
Total ($/boe)	$ 48.15	$ 45.68	$ 36.77	$ 37.29	$ 33.97	$ 43.29	$ 40.48	$ 38.18

Royalties
Natural gas ($/mcf)	$ 1.69	$ 1.18	$ 1.48	$ 1.77	$ 0.72	$ 1.46	$ 1.51	$ 1.00
Natural gas liquids ($/bbl)	$ 9.48	$ 10.03	$ 11.23	$ 19.83	$ 3.95	$ 5.78	$ 7.94	$ 8.38
Crude oil ($/bbl)	$ 8.55	$ 9.07	$ 6.07	$ 4.92	$ 1.85	$ 2.13	$ 5.30	$ 6.61
Total royalties ($/boe)	$ 9.75	$ 8.07	$ 8.58	$ 11.72	$ 4.14	$ 7.50	$ 8.16	$ 6.36

Production costs
Natural gas ($/mcf)	$ 2.80	$ 1.60	$ 4.27	$ 2.77	$ 2.54	$ 3.35	$ 3.58	$ 2.87
Natural gas liquids ($/bbl)	$ 7.28	$ 5.86	$ 5.71	$ 10.94	$ 15.37	$ 14.08	$ 15.35	$ 16.36
Crude oil ($/bbl)	$ 37.00	$ 21.12	$ 34.03	$ 35.82	$ 13.11	$ 13.41	$ 10.99	$ 13.41
Total production costs ($/boe)	$ 19.24	$ 10.99	$ 24.93	$ 16.52	$ 15.18	$ 18.10	$ 18.42	$ 16.70

Netback by Product
Natural gas ($/mcf)	$ 2.92	$ 5.19	$ 0.23	$ 1.53	$ 2.79	$ 3.21	$ 2.44	$ 2.37
Natural gas liquids ($/bbl)	$ 25.05	$ 16.78	$ 15.20	$ 7.18	$ 3.44	$ 10.92	$ 7.84	$ 7.11
Crude oil ($/bbl)	$ 20.21	$ 22.52	$ 2.09	$ 15.17	$ 18.06	$ 25.14	$ 17.01	$ 20.34
Netback ($/boe)	$ 19.16	$ 26.62	$ 3.26	$ 9.05	$ 14.65	$ 17.69	$ 13.90	$ 15.12

Net revenues from the Company’s oil and gas operations have generally increased over the past eight quarters due to general increases in production rates and commodity prices (See “Trend Information” below). Earnings have tended to recede during the winter months of both fiscal 2005 and 2004 and during the first and second quarter of fiscal 2005 due to increased litigation expenditures related to the Oakwell Claim and the accrual of the Singapore Judgments.  These expenditures and accruals were tied to the timing of court hearings and decisions and do not represent a normal business trend.

FOURTH QUARTER FISCAL 2005

During the fourth quarter ended June 30, 2005 the Company’s net revenue was $149,274 versus $294,439 recorded in the fourth quarter ending June 30, 2004.

During the fourth quarter ended June 30, 2005 the Company disposed of its interests in 10915 Newfoundland Limited and 11123 Newfoundland Limited for cash proceeds of $175,000. Both of 10915 Newfoundland Limited and 11123 Newfoundland Limited were inactive and their only assets were holdings in two properties located in Newfoundland and Labrador.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents as of June 30, 2005 was $5,286,315 compared to $600,313 at June 30, 2004. During the twelve month period ending June 30, 2005 the Company’s cash flows used from operating activities from continuing operations was $1,342,888 versus funds used from operating activities of $1,871,961 during the previous year.

Many of the changes in balance sheet accounts are represented by the disposal of the Company’s Industrial & Offshore Division. These items have been reclassified as cash provided by discontinued operations. During the twelve month period ending June 30, 2005 the Company had net cash provided by discontinued operations of $5,968,814 versus cash used of $1,181,034 by the discontinued operations during the previous fiscal year. During the twelve month period ending June 30, 2005 the Company had proceeds of $8,111,989 on the disposal of M&M Engineering and used $2,375,728 from investing activities of discontinued operations. During the previous year the Company used $592,727 on discontinued operations. During the twelve month period ending June 30, 2005 the Company used $2,981,618 on financing activities of discontinued operations versus $54,910 for the previous year.

The Company also expended $1,001,743 on development of oil and gas properties during the twelve month period ended June 30, 2005 versus $1,740,154 during the previous twelve month period ending June 30, 2004. As exhibited in select financial information above production has increased to 60 boe/d for the 12 month period ending June 30, 2005 as a result of the capital expenditures from 48 boe/d for the same period in fiscal 2004. The Company also invested $1,863,324 in marketable securities during the twelve month period ending June 30, 2005 versus $327,765 in the previous period.

The Company has the resources to meet its present working capital requirements with the exception of the Oakwell Claim.

The Company's primary sources of liquidity and capital resources historically have been cash flows from the operations of oil and gas operations, the issuance of share capital, advances from shareholders and cash flows from discontinued operations. During fiscal 2000 and 2001 the Company recovered part of its investment in KEOPL.  During fiscal 2005, it is expected that primary sources of liquidity and capital resources will be derived from the oil and gas operations and a further recovery in connection with an arbitration award (See “Critical Accounting Estimates – Valuation of the Company’s Investment in KEOPL” below).

With respect to specific estimates that could have a material affect on future operations and cash flows (See “Critical Accounting Estimates - Oakwell Claim and the Valuation of the Company's Investment in KEOPL” below).

Outlook and Prospective Capital Requirements.

Effective February 1, 2005 the Company divested of its interest in M&M for cash proceeds of $7,361,999.  The Company retracted preferred shares of M&M for Cdn $1,000,000 cash.  The Company also sold its interest in 10915 Newfoundland Limited and 11123 Newfoundland Limited for cash proceeds of $175,000.

The Company’s oil and gas operations have steadily increased since its inception in 2001. At present, the Company intends to apply significant cash to further develop its oil and gas properties. As part of the Company's oil and gas exploration and development program, management of the Company anticipates further expenditures to expand its existing portfolio of proved and probable oil and gas reserves. Amounts expended on future oil and gas exploration and development is dependent on the nature of future opportunities evaluated by the Company. These expenditures could be funded through cash held by the Company or through cash flow from operations. Any expenditure which exceeds available cash will be required to be funded by additional share capital or debt issued by the Company, or by other means. With respect to other potential expenditures of the Company see “Critical Accounting Estimates - Oakwell Claim” below.

The Company's long-term profitability will depend upon its ability to successfully implement its business plan. Also, if the Company is not successful in defending the enforceability of the Oakwell Claim in Canada, there will be a material and adverse impact on the Company’s financial position and operations may be curtailed.

The Company expects to apply cash of approximately $600,000 on the completion of 4 wells in the Buick Area of British Columbia and anticipates future additional capital expenditures to tie these wells on to production.

TREND INFORMATION

Seasonality. The Company's Oil & Gas Division is not a seasonal business, but increased consumer demand or changes in supply in certain months of the year can influence the price of produced hydrocarbons, depending on the circumstances. Production from the Company's oil and gas properties is the primary determinant for the volume of sales during the year.

There are a number of trends that have been developing in the oil and gas industry during the past several years that appear to be shaping the near future of the business. The first trend is the volatility of commodity prices. Natural gas is a commodity influenced by factors within North America. The continued tight supply demand balance for natural gas is causing significant elasticity in pricing. Despite record drilling activity, a strong economy, weather, fuel switching and demand for electrical generation there still exists a tight supply causing prices to remain high.

Crude oil is influenced by the world economy and OPEC's ability to adjust supply to world demand. Recently crude oil prices have been kept high by political events causing disruptions in the supply of oil, and concern over potential supply disruptions triggered by unrest in the Middle East.

Political events trigger large fluctuations in price levels. The impact on the oil and gas industry from commodity price volatility is significant. During periods of high prices, producers generate sufficient cash flows to conduct active exploration programs without external capital. Increased commodity prices frequently translate into very busy periods for service suppliers triggering premium costs for their services. Purchasing land and properties similarly increase in price during these periods. During low commodity price periods, acquisition costs drop, as do internally generated funds to spend on exploration and development activities. With decreased demand, the prices charged by the various service suppliers also decline.

A second trend within the Canadian oil and gas industry is recent growth in the number of private and small junior oil and gas companies starting up business. These companies often have experienced management teams from previous industry organizations that have disappeared as a part of the ongoing industry consolidation. Many are able to raise capital and recruit well qualified personnel.

A third trend currently affecting the oil and gas industry is the impact on capital markets caused by investor uncertainty in the North American economy. The capital market volatility in Canada has also been affected by uncertainties surrounding the economic impact that the Kyoto Protocol will have on the sector. Generally during the past year, the economic recovery combined with increased commodity prices has caused an increase in new equity financings in the oil and gas industry. The Company must compete with the numerous new companies and their new management teams and development plans in its access to capital. The competitive nature of the oil and gas industry will cause opportunities for equity financings to be selective. Some companies will have to rely on internally generated funds to conduct their exploration and developmental programs.

TABABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Below is a listing of contractual commitments for future payments for the company by fiscal year to 2010:

Schedule of Contractual Obligations

June 30, 2005

	Less than 1 year	1-3 years	3- 5 years	more than 5 years

Operating leases	$6,078	$1,013	$0	$0
Other	$0	$0	$0	$0
	$6,078	$1,013	$0	$0

CRITICAL ACCOUNTING POLICIES AND ESTIMATES AND NEWLY ADOPTED ACCOUNTING POLICIES

The Company's significant accounting policies, estimates and changes to accounting policies are also described in the Notes to the audited Consolidated Financial Statements for the fiscal years ended June 30, 2005, 2004, 2003. It is increasingly important to understand that the application of generally accepted accounting principles involves certain assumptions, judgments and estimates that affect reported amounts of assets, liabilities, revenues and expenses. The application of principles can cause varying results from company to company.

The most significant accounting policies that impact the Company relate to oil and gas accounting and reserve estimates, future income tax assets and liabilities, and stock based compensation.

The most significant accounting estimates that impact the Company and its subsidiaries relate to the Oakwell Claim and the valuation of the Company's investment in KEOPL.

During fiscal 2005 the Company adopted the recommendations of the new CICA Handbook Section 3870, stock-based compensation and other stock-based payments. The only new accounting policy that was adopted by the Company during the 2004 fiscal year was a new accounting policy guideline for oil and gas accounting according to the new Canadian Institute of Chartered Accountants (“CICA”) Handbook guideline ACG-16.

CRITICAL ACCOUNTING POLICIES

Oil and gas accounting and reserve estimates. The Company follows the full cost method of accounting for oil and gas operations under which all costs of exploring for and developing oil and gas reserves are initially capitalized. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling and overhead charges directly related to acquisition and exploration activities.

Under the full cost method all of the costs noted above are capitalized, together with the costs of production equipment, and are depleted on the unit-of-production method based on the estimated gross proved reserves. Petroleum products and reserves are converted to equivalent units of natural gas at 6,000 cubic feet to 1 barrel of oil.

Under the full cost method costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment in value has occurred. When reserves are identified as “proven” by independent engineers, or the property is considered to be impaired, then the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

Proceeds from a sale of petroleum and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion.  Alberta Royalty Tax Credits are included in oil and gas sales.

In applying the full cost method, under Canadian GAAP, the Company performs a ceiling test which restricts the capitalized costs less accumulated depletion and amortization from exceeding an amount equal to the estimated fair market value undiscounted value of future net revenues from proved and probable oil and gas reserves, as determined by independent engineers, based on sales prices achievable under forecast prices existing contracts and posted average reference prices in effect at the end of the year and forecast current costs, and after deducting estimated future general and administrative expenses, production related expenses, financing costs, future site restoration costs and income taxes. For calculating the fair value the company utilizes a 5% discount factor.

In comparison, in applying the full cost method under US GAAP, the Company performs a ceiling test based on the same calculations used for Canadian GAAP except the Company is required to discount future net revenues at 10% as opposed to utilizing the fair market value. Also, probable reserves are excluded.

Future Income Tax Assets and Liabilities. The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying amounts and their respective income tax bases (temporary differences). Management regularly reviews its tax assets for recoverability and establishes a valuation allowance based on (i) historical taxable income; (ii) projected future taxable income; and (iii) the accounting treatment reflected in Note 11 of the Company’s Audited Consolidated Financial Statements. As of June 30, 2005 the Company had $6,944,172 of non-capital losses, Cumulative Canadian oil and gas property expenses of $7,778,236 and capital losses of $10,449,015.

Stock based compensation. The Company has established a stock option plan (the "Plan") for directors, officers, employees, consultants and service providers During 2005, the Company adopted the recommendations of the new CICA Handbook Section 3870, stock-based compensation and other stock-based payments.  The primary difference between this new accounting policy and the former policy is that the company calculates the fair value of stock options issued to directors and employees. The Company has chosen to adopt the recommendation prospectively.

As a result of adopting the new accounting policy the Company records compensation expense on all stock options granted. The fair value is recorded at their fair value at date of issuance and the amount is estimated using the Black-Scholes Option Pricing Model.   During fiscal 2005 the Company recorded $149,109 of compensation expense related to the issuance of stock options.

CRITICAL ACCOUNTING ESTIMATES

Oakwell Claim.  In March 1997, Oakwell Engineering Limited (“Oakwell”) and the Andhra Pradesh State Electricity Board (“APSEB”) executed two identical Power Purchase Agreements (“PPA”), providing for Oakwell and/or its sponsors to build, own and operate two identical 100 MW net capacity diesel generator Barge Mounted Power Plants (“BMPP”), fueled by furnace oil (total 200 MW net capacity) and sell electricity to APSEB on a take-or-pay basis for 15 years.  In June 1997, the Company and Oakwell formed an 87.5%/12.5% joint venture and incorporated an Indian company, EPS Oakwell Power Limited (“EOPL”) (now known as KEOPL), to implement the provisions of the PPA’s.  Disputes rose between the Company and Oakwell and a Settlement Agreement was reached in December 1998 under which Oakwell sold the Company all of Oakwell's interest in the PPA’s and in EOPL.

In July 2002, Oakwell claimed the Company was in breach of the Settlement Agreement and in August 2002, the Company was named as a defendant in the High Court of the Republic of Singapore, in the matter of Oakwell vs. the Company.  On October 16, 2003 the High Court of Singapore ordered the Company to pay Oakwell US $5,657,000 (approximately CDN $6,933,219 at June 30, 2005) plus costs (the “Judgment”). On November 13, 2003 the Company appealed the Judgment to the Court of Appeal of the Republic of Singapore. That Court, which is the final Court of Appeal for Singapore, dismissed the appeal on April 27, 2004.

On June 21, 2004, Oakwell filed an Application with the Superior Court of Justice for the Province of Ontario (“Superior Court”) seeking to enforce the Judgment in Ontario. On August 30, 2004, the Company filed an Application with the Superior Court for a declaration that the Judgment is not enforceable in the Province of Ontario. The hearing of the Applications was held December 6-9, 2004. On June 27, 2005 the Superior Court judge rendered his decision that the Judgment was enforceable in Ontario with costs and on August 2, 2005 the Superior Court issued the formal Order.

On July 13, 2005, the Company filed a Notice of Appeal of the August 2, 2005 Order of the Superior Court with the Court of Appeal for the Province of Ontario.  The Company anticipates the hearing of the Appeal to be held in early 2006 and the decision of the Court of Appeal to be rendered by the end of 2006.

On January 12, 2005, Oakwell filed an Execution Petition before the Hon’ble High Court of Delhi, India against the Company for enforcement of the Judgment and an application for interim relief seeking attachment of the Company’s 11,848,200 KEOPL Shares, 100% of the shares of EPS Karnataka which owns 97% of EIPCL.  EIPCL has a PPA secured by a cash deposit in the amount of INR 10,000,000 (approximately CDN $281,700 at June 30, 2005) with the Karnataka State Electricity Board.

On September 9, 2005 the Hon’ble High Court of Delhi, India adjourned Oakwell’s Execution Petition to attach the Company’s KEOPL Shares, EPS Karnataka shares and EIPCL but ordered that if the Company receives any payments from the sale of it’s KEOPL Shares, then the proceeds shall be deposited in the Company’s account held in a Public Sector Bank in India or invested only in Government of India securities until the disposal of Oakwell’s Execution Petition. The Execution Petition is ongoing and the hearing has been adjourned to February 3, 2006.

In the event that Oakwell is successful in India in attaching the Company’s KEOPL Shares, EPS Karnataka shares and EIPCL, the Company may not enjoy any potential future gains resulting from its investment in EIPCL, which has been accounted for as discontinued operations.

A provision of CDN $7,956,346 at June 30, 2005 has been made to the Company’s financial statements in relation to the Judgment.

If the Judgment is ultimately enforced in Canada, the Company’s financial condition would be materially and adversely affected.

The following sensitivity analysis measures the affect on future cash flows and profitability given a 10% increase or decrease in exchange rates. The sensitivity also measures the affect on future cash flows and profitability given future court rulings result in full settlement, a 50% settlement and an outright declaration that the Singapore judgment is unenforceable in Canada.

Sensitivity Analysis of Oakwell Claim	Valuation	Affect on Net Income - increase (decrease)	Effect on Future Cash Flow - future payment
Base case – Full payment of balance sheet estimate	$ 7,956,349	$ -	$ (7,956,349)

10% appreciation in Canadian currency	$ 7,160,714	$ 795,635	$ (7,160,714)

10% depreciation in Canadian currency	$ 8,751,984	$ (795,635)	$ (8,751,984)

Settlement for 50% of value with Oakwell	$ 3,978,175	$ 3,978,175	$ (3,978,175)

Oakwell Claim found unenforceable	$ -	$ 7,956,349	$ -

Assuming the full amount is payable and foreign currency rates remain stable then future net income would not be affected whereas future net cash of $7,956,349 would be paid. Assuming a 10% appreciation in the Canadian currency then future net income would increase by $795,635 and the future cash outlay would be $7,160,714. Assuming 10% depreciation in the Canadian currency then future net income would decrease by $795,635 and the future cash outlay would be $8,751,984. Assuming the Company is able to settle with Oakwell for 50% of the amount accrued at the year ending June 30, 2005 then future net income would increase by $3,978,175 and the future cash outlay would be $3,978,175 and finally assuming the Oakwell Claim is unenforceable in Canada then the affect on future net income would be an increase of $7,956,349 and there will be no future outlay of cash resources.

HB Capital contingent liability.  A statement of claim has been filed in the Supreme Court of Newfoundland and Labrador, Trial Division, Suit # 1998 St. J. No. 3233 against the Company by a former financial adviser alleging breach of contract. The plaintiff has claimed for special damages in the amount of approximately $230,000 (US $184,197) and a success fee equal to 1% of the gross debt/equity financing of the Andhra Pradesh project less up to 20% of any corporate contributions to the project by the Company or its affiliates. Management believes that the claim is without merit and has filed a counter claim. No correspondence or activity has occurred since 2000 and management believes that the plaintiff has abandoned the litigation. No provision has been made in the Company’s audited Consolidated Financial Statements for this claim.

The Company estimates the range of liability related to pending litigation where the amount and range of loss can be estimated. Where there is a range of loss, the Company records the minimum estimated liability related to those claims. As additional information becomes available, we assess the potential liability related to our pending litigation and revise our estimates accordingly. Revisions of our estimates of the potential liability could materially impact our results of future operations. If the final outcome of such litigation and contingencies differ adversely from those currently expected, it would result in a charge to earnings when determined.

Valuation of the Company's Investment in KEOPL. As of June 30, 2005 the Company owns 11,848,200 KEOPL Shares formerly known as EOPL.  Pursuant to an Arbitration Agreement between the Company and VBC Ferro Alloys Ltd. (“VBC”), the parent company of KEOPL, an Arbitration Award was passed on October 11, 2003 by Hon’ble Arbitral Tribunal, India (the “Award or Decree”) requiring as follows (i) VBC transfer an additional 500,000 equity shares in KEOPL to the Company, and (ii) VBC to buy the original KEOPL Shares for INR 113,482,000 (approximately CDN $3.2 million at June 30, 2005) on or before the earlier of: (a) 60 days after the first disbursal of funds on financial closure for the KEOPL Project, and, (b) in any event no later than March 31, 2004.  Further, the Company may, upon written notice to VBC, require that VBC purchase, and VBC is then required to buy, an additional 500,000 equity shares of KEOPL at a par value of INR 5,000,000 (approximately CDN $140,850 at June 30, 2005) on or before the same dates.  If VBC does not buy the 11,348,200 KEOPL Shares before March 31, 2004 then VBC is liable to pay the Company interest at 12% per annum on the value of the unredeemed shares from March 31, 2004 to the date of actual payment thereof.

On February 28, 2004 the Company provided written notice to effect the purchase by VBC of the 11,348,200 KEOPL Shares held by the Company.

VBC raised a dispute regarding the purchase of the KEOPL Shares and on June 24, 2004 the Company filed an Execution Petition against VBC in the Court of the Chief Judge, City Civil Court, Hyderabad, India (“City Civil Court”) to enforce the Award. The Execution Petition is ongoing and the hearing has been adjourned until October 21, 2005.

On November 30, 2004 the Company also filed a Company Petition against VBC in the High Court of Judicature of Andhra Pradesh, India (the “High Court”) to pass an order for the winding up of VBC under the provisions of the Companies Act, 1956 (India). On April 29, 2005 the High Court passed an Order for the winding up of VBC and awarded the Company costs of the Petition.

VBC appealed before the Division Bench in the High Court of Andhra Pradesh, India to set aside the Order of the High Court dated April 29, 2005. On June 8, 2005 the Division Bench of the High Court of Andhra Pradesh, India passed an Order granting VBC an interim stay of publication of the winding up of VBC only subject to the condition of VBC depositing one-third (1/3rd) amount of the Decree passed in pursuance of the Award along with the interest earned on the principal amount to the credit of Execution Petition on the file of Chief Judge, City Civil Court, Hyderabad, India on or before July 30, 2005. On September 6, 2005 the High Court passed a further Order extending the date for deposit of one-third (1/3rd) amount of the Decree to September 30, 2005.

On August 1, 2005, the Company filed a Special Leave Petition in the Supreme Court of India seeking special leave to appeal the Order of the Division Bench in the High Court of Andhra Pradesh, India dated June 8, 2005.  The hearing has been set for October 3, 2005.

On September 20, 2004 and November 17, 2004 the Company received interest payments from VBC net of India tax for the period March 31, 2004 to June 30, 2004 and July 1, 2004 to September 30, 2004 in the amount of CDN $84,142 (US $62,800) and CDN $76,366 (US $63,990) respectively.

The investment in KEOPL is recorded at expected net recoverable amount of CDN $3,281,950 at June 30, 2005. Management of the Company assessed the amount recoverable based on (i) the par value of the shares, (ii) an assessment of VBC's ability to pay, (iii) financial closure of the KEOPL project, (iv) the provisions of the Arbitration Award, (v) the pending legal proceedings, and (vi) the likelihood and timing of payment. The actual recoverable amount is dependent upon future events including foreign exchange fluctuations and could differ materially from the amount estimated by management.

KEOPL Sensitivity Analysis: The following sensitivity measures the affect on future cash flows and profitability given a 10% increase or decrease in exchange rates. The sensitivity also measures the affect on future cash flows and profitability given that the future amount recovered from VBC results in a full recovery, a 50% settlement, and no recovery on the investment (Please note that if there is no recovery on the investment then the Company will continue to hold the underlying shares in KEOPL which represent an approximate 3% interest in a 459 mega watt power project).

Sensitivity Analysis of KEOPL Investment	Valuation	Affect on Net Income - increase (decrease)	Effect on Future Cash Flow - future payment
Base case – Full recovery of balance sheet estimate	$ 3,281,950	$ -	$ 3,281,950

10% appreciation in Canadian currency	$ 3,034,213	$ (247,737)	$ 3,034,213

10% depreciation in Canadian currency	$ 3,281,950	$ -	$ 3,281,950

50% recovery from VBC	$ 1,668,817	$(1,668,817)	$ 1,668,817

Unable to collect from VBC	(2)	(2)	(2)

(1)

(1)

Assuming the base Canadian/ Indian Rs. Exchange rate of 35.4988 as at June 30, 2005.

(2)

The underlying valuation will revert to a new base of measurement determined by the underlying value of KEOPL. A projected affect on net income is indeterminable.

Assuming the full amount is recoverable and foreign currency rates remain stable then future net income will not be affected whereas future net cash of $3,281,950 would be received. Assuming a 10% appreciation in the Canadian currency then future net income will decrease by $247,737 and the future cash received would be $3,034,213. Assuming 10% depreciation in the Canadian currency, the future net income would be nil however the future cash received would be $3,708,482. The affect on net income would be delayed until the gain was actually realized (on receipt of funds). On receipt of funds a gain of $426,532 would be realized.

Assuming VBC is able to settle with EnerNorth for 50% of the amount agreed in the Arbitration Award as valued at the year ending June 30, 2005 then future net income will decrease by $1,668,817 and the future cash received will be $1,668,817. Finally assuming the VBC does not honour the Arbitration Award then we are unable to measure the affect on net income and future cash flow as an alternative measurement basis should be applied. Such a basis may include valuing the underlying shares of KEOPL.

NEWLY ADOPTED ACCOUNTING POLICIES

Stock Based Compensation: During 2005, the Company adopted the recommendations of the new CICA Handbook Section 3870, stock-based compensation and other stock-based payments.  The primary difference between this new accounting policy and the former policy is that the Company calculates the fair value of stock options issued to directors and employees. The Company has chosen to adopt the recommendation prospectively.

As a result of adopting the new accounting policy the Company records compensation expense on all stock options granted. The fair value is recorded at their fair value at date of issuance and the amount is estimated using the Black-Scholes Option Pricing Model.

Oil and gas accounting: During 2004, the Company adopted the recommendations of the new CICA Handbook guideline AcG-16.  The primary difference related to this new accounting standard relates to the application of the ceiling test. Under the new standard the capitalized costs less accumulated depletion and amortization are restricted to the fair value of proved and probable reserves as opposed to the undiscounted value of proved reserves less general and administrative expenses, tax and financing costs. As a result of applying the new standards, management determined that a transitional impairment loss of $1,945,786 be recorded as at July 1, 2003.

RECENTLY ISSUED UNITED STATES ACCOUNTING STANDARDS

In December 2004, the FASB Issued SFAS No. 123R, “Share Based Payments”, which addresses the issue of measuring compensation cost associated with Share Based Payment plans. This statement requires that all such plans, for public entities, be measured at fair value using an option, pricing model whereas previously certain plans could be measured using either a fair value method or an intrinsic value method.  The revision is intended to increase the consistency and comparability of financial results by only allowing one method of application.  This revised standard is effective for the first interim or annual period beginning on or after June 15, 2005 for awards granted on or after the effective date. The adoption of this statement did not have a material effect on the financial position or results of operations.

In June 2004, FASB issued an exposure draft of a proposed Statement, “Fair Value Measurements” to provide guidance on how to measure the fair value of financial and non-financial assets and liabilities when required by other authoritative accounting pronouncements. The proposed statement attempts to address concerns about the ability to develop reliable estimates of fair value and inconsistencies in fair value guidance provided by current U.S. GAAP, by creating a framework that clarifies the fair value objective and its application in GAAP. In addition, the proposal expands disclosures required about the use of fair value to re-measure assets and liabilities. The standard would be effective for financial statements issued for fiscal years beginning after June 15, 2005.  The Company is evaluating the effect of this standard on its consolidated financial statements.

OTHER INFORMATION

The Company's public filings can be accessed and viewed through the Company's website, www.enernorth.com under the heading "Investor Relations", and by clicking on "Corporate Filings". A link to the Company's Canadian Securities Commissions filings, including the Company’s Annual Form 20F filed as its Annual Information Form, can be viewed via the System for Electronic Data Analysis and Retrieval (SEDAR) at www.sedar.com and the Company's United States Securities and Exchange Commission filings can be viewed through the Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov.

Management evaluated the effectiveness of the Company's disclosure controls and procedures as of June 30, 2005, and concluded that, as of that date, the Company's disclosure controls and procedures were effective. During the period covered by this report there have been no changes in the Company’s internal control over financial reporting that is expected to materially affect or is reasonably likely to materially affect the Company’s internal control over financial reporting.

SHARE CAPITAL

As of June 30, 2005:

Authorized:

Unlimited number of Common Shares, without par value

Unlimited number of Class A Preference Shares, Series I

Unlimited number of Class A Preference Shares, Series II

Issued

(a)   Common shares

	#	Consideration
Balance, as at June 30, 2004	4,059,009	$43,339,132
Balance, as at September 23, 2005	4,059,009	$43,339,132

(b)

Common share purchase warrants outstanding consist of the following:

Exercise	Expiry	2005	2004
Price	Date	#	#
US$ 1.80	December 31, 2004	-	533,332
		-	533,332

(c)

Common share purchase options outstanding consist of the following:

Exercise	Expiry	2005	2004
Price	Date	#	#
US$0.75	February 28, 2010	600,000	-
Total		600,000	-

At the date of this Management Discussion and Analysis, there are 615,000 common share purchase options are outstanding.

EnerNorth Industries Inc.

Consolidated Financial Statements

For the years ended June 30, 2005, 2004 and 2003

(Expressed in Canadian Dollars)

                                                                        Contents

Auditors' Report

                                                                        2

Comments by Auditor for U.S. Readers on

Canada-U.S. Reporting Difference

                                                                        3

Consolidated Financial Statements

Balance Sheets

                                                                        4

Statements of Operations and Deficit

                                                                        5

Statements of Cash Flows

                                                                        6

Summary of Significant Accounting Policies

                                                                        7-10

Notes to Consolidated Financial Statements

                                                                        11-29

Auditors' Report

To the Shareholders of

EnerNorth Industries Inc.

We have audited the consolidated balance sheets of EnerNorth Industries Inc. as at June 30, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for the years ended June 30, 2005, 2004 and 2003.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2005 and 2004 and the results of its operations and its cash flows for the years ended June 30, 2005, 2004 and 2003 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

/s BDO Dunwoody LLP

Toronto, Ontario

September 8, 2005

Comments by Auditor for U.S. Readers

on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the changes described in Note 23 to the financial statements.  Our report to the shareholders dated September 8, 2005 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the Auditors' Report when the changes are properly accounted for and adequately disclosed in the financial statements.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in the summary of significant accounting policies. Our report to the shareholders dated September 8, 2005 is expressed in accordance with Canadian reporting standards which do not require a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

Chartered Accountants

/s BDO Dunwoody LLP

Toronto, Ontario

September 8, 2005

 EnerNorth Industries Inc.

Consolidated Balance Sheets

(Expressed in Canadian Dollars)

June 30	2005	2004

Assets

Current
Cash and cash equivalents	$ 5,286,315	$ 600,313
Marketable securities (market value $2,600,725; 2004 - $680,301)	2,394,138	521,039
Accounts receivable (Note 1)	677,704	7,690,129
Inventories	-	466,969
Unbilled revenue	-	1,941,548
Due from co-venturers	-	923,168
Prepaid expenses	-	700,851
Investment (Notes 2 and 21)	-	3,365,000
	8,358,157	16,209,017
Investment (Notes 2 and 21)	3,281,950	-
Oil and gas properties (Note 3)	4,068,549	3,750,817
Capital assets (Note 4)	-	3,272,538
Future income tax (Note 11)	-	30,224
	$ 15,708,656	$ 23,262,596

Liabilities and Shareholders' Equity
Current
Bank indebtedness (Note 7)	$ -	$ 2,213,010
Accounts payable and accrued liabilities	465,365	4,368,412
Due to shareholders (Note 8)	37,500	42,000
Deferred revenue	-	351,782
Current portion of long term debt (Note 9)	-	226,499
Future income tax (Note 11)	-	276,648
Oakwell claim payable (note 21)	7,956,349	7,915,681
	8,459,214	15,394,032
Long-term debt (Note 9)	-	542,109
Future income tax (Note 11)	-	25,617
Site restoration (Note 5)	173,204	135,819
	8,632,418	16,097,577

Minority interest	-	75,141

Shareholders' equity
Share capital (Note 10)	43,339,132	43,339,132
Contributed surplus (Note 10)	149,109	-
Deficit	(36,412,003)	(36,249,254)
	7,076,238	7,089,878
	$ 15,708,656	$ 23,262,596

On behalf of the Board:

/s Sandra Hall

Sandra J. Hall

Director

/s Milton Klyman

Milton Klyman

Director

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements

 EnerNorth Industries Inc.

Consolidated Statements of Operations and Deficit

(Expressed in Canadian Dollars)

For the years ended June 30	2005	2004	2003

Revenues
Oil and gas revenue	$ 946,655	$ 765,941	$ 673,573
Less: Royalties	201,172	106,485	93,824

Net revenues	745,483	659,456	579,749

Expenses
Operating and transportation	399,795	292,275	279,189
Depletion and accretion	691,539	458,230	416,937
Administrative expenses	2,221,343	1,921,385	2,023,237
Interest	2,020	4,812	5,215

	3,314,697	2,676,702	2,724,578
Loss from operations before the following undernoted items
	(2,569,214)	(2,017,246)	(2,144,829)

Oakwell claim (Note 21)	(712,349)	(2,015,681)	(5,900,000)
Interest income	305,836	187,440	87,634
Foreign exchange gain	539,836	(24,070)	(122,440)
Cash distributions from marketable securities	49,916	-	-
Gain on sale of inactive subsidiaries	175,000	-	-
Gain on sale of marketable securities	9,775	16,470	96,097
Other income	3,454	7,481	7,794

Net loss from operations before discontinued operations and income taxes	(2,197,746)	(3,845,606)	(7,975,744)

Income taxes (Note 11)
Future	-	-	490,578
	-	-	490,578
Net loss from operations before discontinued operations	(2,197,746)	(3,845,606)	(8,466,322)

Gain on disposition of discontinued Operations (Note 12)	1,717,646	-	-

Net income from discontinued operations (Note 12)	317,351	1,627,664	418,846

Net loss for the year	(162,749)	(2,217,942)	(8,047,476)

Deficit, beginning of year	(36,249,254)	(32,085,526)	(24,038,050)
Transitional impairment loss (Note 23)	-	(1,945,786)	-

Deficit, beginning of year, as restated	(36,249,254)	(34,031,312)	(24,038,050)

Deficit, end of year	$ (36,412,003)	$ (36,249,254)	$ (32,085,526)

Net loss from continuing operations for the year per share (Note 16)	$ (0.54)	$ (0.95)	$ (2.22)

Net loss for the year per share (Note 16)	$ (0.04)	$ (0.55)	$ (2.11)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements

 EnerNorth Industries Inc.

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

For the years ended June 30	2005	2004	2003

Cash provided by (used in)

Operating activities
Net loss from continuing operations for the year	$ (2,197,746)	$ (3,845,606)	$ (8,466,322)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depletion and accretion	691,539	458,230	416,937
Future Income taxes	-	-	487,543
Oakwell claim	712,349	2,015,681	5,900,000
Gain on sale of marketable securities	(9,775)	(16,470)	(96,097)
Gain on sale of inactive subsidiaries	(175,000)	-	-
Unrealized foreign exchange loss	(588,631)	135,000	-
Stock option benefit	149,109	-	-
Net change in non-cash working capital balances (Note 13)
	75,267	(618,796)	39,669

Cash used by operating activities from continuing operations	(1,342,888)	(1,871,961)	(1,718,270)
Cash provided (used) by discontinued operations
	5,968,814	(1,181,034)	2,340,148
	4,625,926	(3,052,995)	621,878

Investing activities
Proceeds (purchase) of marketable securities, net	(1,863,324)	(327,765)	203,093
Proceeds on sale of discontinued operations	8,111,989	-	-
Purchase of oil and gas assets	(1,001,743)	(1,740,154)	(354,625)
Proceeds on sale of inactive subsidiaries	175,000	-	-
Investing activities of discontinued operations	(2,375,728)	(592,727)	(745,217)
	3,046,194	(2,660,646)	(896,749)

Financing activities
Repayments to shareholders, net	(4,500)	(360,419)	(225,927)
Issuance of common shares	-	-	1,242,400
Financing activities of discontinued operations	(2,981,618)	(54,910)	377,060
	(2,986,118)	(415,329)	1,393,533

Net increase (decrease) in cash during the year	4,686,002	(6,128,970)	1,118,662

Cash and cash equivalents, beginning of year	600,313	6,729,283	5,610,621

Cash and cash equivalents, end of year	$ 5,286,315	$ 600,313	$ 6,729,283

See supplementary cash flow information (Note 13 (a))

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements

 EnerNorth Industries Inc.

Summary of Significant Accounting Policies

(Expressed in Canadian Dollars)

June 30, 2005, 2004 and 2003

Nature of Operations

EnerNorth Industries Inc. (the "Company") is a corporation amalgamated under the laws of the Province of Ontario.  The Company's business is its exploration and development and production of oil and gas. Through its wholly owned subsidiary EPS Karnataka Power Corp. ("EPS Karnataka") a company incorporated in Ontario the Company owns a 97% interest in Euro India Power Canara Limited ("EIPCL") a company incorporated in India both carried on the balance sheet as Nil.

During fiscal 2005 the Company disposed of its interest in its wholly-owned subsidiary M&M Engineering Limited ("M&M") and its wholly-owned subsidiary M&M Offshore Limited ("MMO"), its partnership Liannu LLP ("Liannu") and the proportionate share of its interests in joint ventures whose business focus is construction mechanical contracting and steel fabrication in Newfoundland. These operations have been treated as discontinued operations for accounting purposes (See Note 12). As such the operations of M&M, MMO, and Liannu have been excluded from the consolidated statement of loss and deficit from continuing operations in current and prior periods.

During the year the Company disposed of its interests in 10915 Newfoundland Limited and 11123 Newfoundland Limited both of which were inactive and their only assets were holdings in two properties located in Newfoundland and Labrador.

Going Concern

These consolidated financial statements have been prepared on the basis of a going concern, which contemplates that the Company will be able to realize assets and discharge liabilities in the normal course of business.

The Company's ability to continue as a going concern is dependent upon the enforceability of the Oakwell Claim (see Note 21).  If the application of the Judgment becomes enforceable in Canada then there would be a material and adverse impact on the Company's financial condition.

These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company not be able to continue in the normal course of operations.  If the "going concern" assumption is not appropriate for these consolidated financial statements then adjustments may be necessary to the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada.

Oil and Gas Properties

The Company follows the full cost method of accounting for oil and gas operations whereby all costs of exploring for and developing oil and gas reserves are initially capitalized.  Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling and overhead charges directly related to acquisition and exploration activities.

 EnerNorth Industries Inc.

Summary of Significant Accounting Policies

(Expressed in Canadian Dollars)

June 30, 2005, 2004 and 2003

Oil and Gas

Properties - (Continued)

Costs capitalized, together with the costs of production equipment, are depleted on the unit-of-production method based on the estimated proved reserves.  Petroleum products and reserves are converted to equivalent units of natural gas at approximately 6,000 cubic feet to 1 barrel of oil.

 Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations.  These unevaluated properties are assessed periodically to ascertain whether impairment has occurred.  When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

Proceeds from a sale of oil and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion.  Alberta Royalty Tax Credits are included in oil and gas sales.

In applying the full cost method, the Company performs an annual impairment test ("ceiling test") which restricts the capitalized costs less accumulated depletion and amortization from exceeding an amount equal to the estimated fair market value of future net revenues from proved and probable oil and gas reserves, as determined by independent engineers, based on sales prices achievable under forecast prices and posted average reference prices in effect at the end of the year and forecast costs, and after deducting estimated future production related expenses, future site restoration costs and income taxes.

Royalties

As is normal to the industry, the Company's production is subject to crown, freehold and overriding royalties, and mineral or production taxes.  These amounts are reported net of related tax credits and other incentives available.

Environmental and
   Site Restoration
   Costs

A provision for environmental and site restoration costs is made when restoration requirements are established and costs can be reasonably estimated.  The accrual is based on management's best estimate of the present value of the expected cash flows.  Site restoration costs increase the carrying amount of the oil and gas properties and are amortized on the same basis as the properties.

Accounting Estimates

The preparation of these consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period.  By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in such estimates in future periods could be material.

 EnerNorth Industries Inc.

Summary of Significant Accounting Policies

(Expressed in Canadian Dollars)

June 30, 2005, 2004 and 2003

Revenue Recognition

Revenues associated with the sale of crude oil and natural gas are recorded when the title passes to the customer. Revenues from crude oil and natural gas production from properties in which the Company has an interest with other producers are recognized on the basis of the Company's net working interest.

Measurement Uncertainty

The amounts recorded for depletion and amortization of oil and gas properties, the provision for asset retirement obligation and stock based compensation are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes and estimates in future periods could be significant.

The Company is subject to various regulatory and statutory requirements relating to the protection of the environment. These requirements, in addition to contractual agreements and management decisions, result in the accrual of estimated asset retirement obligation costs. These costs are accrued on the unit of production basis. Any changes in these estimates will affect future earnings.

Costs attributable to commitment and contingencies are expected to be incurred over an extended period of time and are to be funded mainly from the Company's cash provided by operating activities. Although the ultimate impact of these matters on net earnings cannot be determined at this time, it could be material for any one-quarter or year.

The Company's investment in Konaseema EPS Oakwell Power Ltd. ("KEOPL"), a company incorporated in India that is developing a power project in Andhra Pradesh, India is subject to several risk factors. The actual recoverable amount is dependent upon future events, foreign exchange fluctuations and subject to certain sovereign risks such as stable political and economic conditions. The amount actually recovered could differ materially from the amount estimated by management.

The Company's investment in Marketable Securities is carried at the lower of book value or market value. The actual market value is determined by external factors that are beyond the control of management and may fluctuate materially.

Stock Based Compensation

The Company has established a stock option plan (the "Plan") for directors, officers, employees, consultants and service providers. Effective July 1, 2004, the Company adopted the recommendations of the CICA Handbook Section 3870 "Stock Based Compensation and Other Stock-Based Payments". This section was amended to require the expensing of all stock based compensation awards for fiscal years beginning after January 1, 2003. The Company has chosen to adopt the recommendation prospectively thereby recording the fair value of the stock options issued since July 1, 2004 in the income statement using the Black-Scholes option-pricing model.

 EnerNorth Industries Inc.

Summary of Significant Accounting Policies

(Expressed in Canadian Dollars)

June 30, 2005, 2004 and 2003

Cash and Cash
   Equivalents

Cash and cash equivalents consist of bank balances and investments in money market instruments with original maturities of three months or less.

Marketable

   Securities

Marketable securities are valued at the lower of cost or market on a portfolio basis.

Capital Assets

Capital Assets

Capital assets were disposed of during the year (See note 12). They consist primarily of fabrication buildings, office equipment, manufacturing equipment and vehicles. These assets are recorded at cost less accumulated amortization and write down for impairment.

Capital assets are amortized on the declining balance basis over their estimated useful lives at the following rates:

Buildings

3%

Manufacturing equipment

20%

Tools and equipment

20%

Office equipment

20%

Vehicles

30%

Paving

  7%

Equipment under capital leases

20%

Foreign Currency
   Translation

Foreign currency accounts are translated to Canadian dollars as follows:

At the transaction date, each asset, liability, revenue or expense is translated into Canadian dollars by the use of the exchange rate in effect at that date.  At the year end date, monetary assets and liabilities are translated into Canadian dollars by using the exchange rate in effect at that date and the resulting foreign exchange gains and losses are included in Consolidated Statement of Operations and Deficit in the current period.

Income Taxes

The Company accounts for income taxes under the asset and liability method.  Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial reporting and tax bases of assets and liabilities and available loss carry forwards.  A valuation allowance is established to reduce tax assets if it is more likely than not that all or some portions of such tax assets will not be realized.

 EnerNorth Industries Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2005, 2004 and 2003

1.

Accounts Receivable

Receivables consist of the following:

	2005	2004

Trade	$ 677,704	$ 7,350,726
Holdbacks	-	176,687
Other	-	162,716
	$ 677,704	$ 7,690,129

2.    Investment

Investment consists of the following:

	2005	2004

Current Investment in Konaseema EPS Oakwell Power Limited	$ -	$ 3,365,000
Long term Investment in Konaseema EPS Oakwell Power Limited	$ 3,281,950	$ -

As of June 30, 2005 the Company owns 11,848,200 common shares, par value Indian Rupees ("INR") 10 (the "KEOPL Shares") in Konaseema EPS Oakwell Power Limited ("KEOPL") formerly known as EOPL.  Pursuant to an Arbitration Agreement between the Company and VBC Ferro Alloys Ltd. ("VBC"), the parent company of KEOPL, an Arbitration Award was passed on October 11, 2003 by Hon'ble Arbitral Tribunal, India (the "Award or Decree") requiring as follows (i) VBC transfer an additional 500,000 equity shares in KEOPL to the Company, and (ii) VBC to buy the original KEOPL Shares for INR 113,482,000 (approximately CDN $3.2 million at June 30, 2005) on or before the earlier of: (a) 60 days after the first disbursal of funds on financial closure for the KEOPL Project, and, (b) in any event no later than March 31, 2004.  Further, the Company may, upon written notice to VBC, require that VBC purchase, and VBC is then required to buy, an additional 500,000 equity shares of KEOPL at a par value of INR 5,000,000 (approximately CDN $140,850 at June 30, 2005) on or before the same dates.  If VBC does not buy the 11,348,200 KEOPL Shares before March 31, 2004 then VBC is liable to pay the Company interest at 12% per annum on the value of the unredeemed shares from March 31, 2004 to the date of actual payment thereof.

On February 28, 2004 the Company provided written notice to effect the purchase by VBC of the 11,348,200 KEOPL Shares held by the Company.

 EnerNorth Industries Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2005, 2004 and 2003

2.

Investment (Continued)

All requirements of the Award had been met as KEOPL reached financial closure in February 2004 and in any event, the deadline of March 31, 2004 passed. Accordingly, the Company classified the investment as current. VBC raised a dispute regarding the purchase of the KEOPL Shares and on June 24, 2004 the Company filed an Execution Petition against VBC in the Court of the Chief Judge, City Civil Court, Hyderabad, India ("City Civil Court") to enforce the Award. The Execution Petition is ongoing and the hearing has been adjourned until October 21, 2005.

On November 30, 2004 the Company also filed a Company Petition against VBC in the High Court of Judicature of Andhra Pradesh, India (the "High Court") to pass an order for the winding up of VBC under the provisions of the Companies Act, 1956 (India). On April 29, 2005 the High Court passed an Order for the winding up of VBC and awarded the Company costs of the Petition.

VBC appealed before the Division Bench in the High Court of Andhra Pradesh, India to set aside the Order of the High Court passed and dated April 29, 2005. On June 8, 2005 the Division Bench of the High Court of Andhra Pradesh, India passed an Order granting VBC an interim stay of publication of the winding up of VBC only subject to the condition of VBC depositing one-third of the amount of the Decree passed in pursuance of the Award along with the interest earned on the principal amount to the credit of Execution Petition on the file of Chief Judge, City Civil Court, Hyderabad, India on or before July 30, 2005. On September 6, 2005 the High Court passed a further Order extending the date for deposit of one-third of the amount of the Decree to September 30, 2005.

On August 1, 2005, the Company filed a Special Leave Petition in the Supreme Court of India seeking special leave to appeal the Order of the Division Bench in the High Court of Andhra Pradesh, India dated June 8, 2005.  The hearing has been set for October 3, 2005.

On September 20, 2004 and November 17, 2004 the Company received interest payments from VBC net of India tax for the period March 31, 2004 to June 30, 2004 and July 1, 2004 to September 30, 2004 in the amount of CDN $84,142 (US $62,800) and CDN $76,366 (US $63,990) respectively.

The Arbitration Award is enforceable in the courts of India however delays in payment have occurred as the Execution Petition, the Company Petition and the Special Leave Petition are ongoing. The Company anticipates that the courts will enforce the Award and that VBC will be required to purchase the shares in KEOPL. The timing of the purchase of the shares by VBC is dependant on the eventual rulings on the above Petitions. As a result the investment in KEOPL has been classified as long term.

The Company estimates that the carrying amounts of the investment in KEOPL will be fully recovered. The actual recoverable amount is dependent upon future events including foreign exchange fluctuations The amount actually recovered could differ materially from the amount estimated by management.

 EnerNorth Industries Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2005, 2004 and 2003

3.

Oil and Gas Properties

The Company has acquired various working interests in producing and non producing oil and gas properties in Canada.  These properties are carried at cost set out below:

Petroleum and natural gas properties and equipment

	Cost	Accumulated Depletion and Amortization	Net Book Value

June 30, 2005	$ 7,998,611	$ 3,930,062	$ 4,068,549
June 30, 2004	$ 6,993,753	$ 3,242,936	$ 3,750,817

As at June 30, 2005, costs of acquiring unproved properties in the amount of $425,054          (2004 - $5,598) were excluded from depletion calculations.

The Company is required to fund its share of costs and expenses.  Failure to fund expenditures will in some cases result in a dilution of its interests.

The Company performed a ceiling test calculation at June 30, 2005 to assess the recoverable value of its oil and gas properties. The oil and gas future prices are based on the commodity price forecast of the Company's independent reserve evaluators. These prices have been adjusted for heating content, quality and transportation parameters specific to the Company. The following table summarizes the benchmark prices used in the ceiling test calculation:

Year	WTI Cushing Oklahoma ($US/bbl)	Edmonton Par Price 40[o] API ($Cdn/bbl)	Cromer Medium 29.3[o] API ($Cdn/bbl)	Natural Gas AECO Gas Prices ($Cdn/MMBtu)	Pentanes Plus F.O.B. Field Gate ($Cdn/bbl)	Butanes F.O.B. Field Gate ($Cdn/bbl)	Inflation Rate (%/Yr)	Exchange Rate ($US/$Cdn)
2005	55.55	66.27	55.57	8.10	67.87	44.45	2.3	0.820
2006	55.85	66.63	56.89	8.42	68.24	44.70	2.5	0.820
2007	51.42	61.21	54.21	7.56	62.69	41.06	2.5	0.820
2008	43.92	52.04	46.04	6.62	53.30	34.91	2.5	0.820
2009	42.45	50.24	44.24	6.39	51.45	33.70	1.5	0.820

The undiscounted value of future net revenues from the Company's proved reserves exceeded the carrying value of the oil and gas properties as at June 30, 2005.

 EnerNorth Industries Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2005, 2004 and 2003

4.

Capital Assets

Capital assets consist of the following:

		2005		2004
	Cost	Accumulated Amortization	Cost	Accumulated Amortization

Land	$ -	$ -	$ 342,884	$ -
Building	-	-	2,304,335	652,690
Manufacturing equipment	-	-	719,784	662,716
Tools and equipment	-	-	1,770,912	1,362,362
Office equipment	-	-	584,048	376,527
Vehicles	-	-	527,560	317,824
Paving	-	-	40,350	19,093
Equipment under capital leases	-	-	480,337	106,460

			6,770,210	3,497,672

Net Book Value		$ -		$ 3,272,538

        During the year the Company disposed of its interests in M&M (see Note 12).

 5.    Site Restoration

The following table presents the reconciliation of the beginning and ending aggregate carry amount of the obligation associated with the retirement of oil and gas properties.

	2005	2004

Balance, Beginning of year	$ 135,819	$ 106,274
Liabilities incurred in year	32,972	24,478
Accretion expense	4,413	5,067
	$ 173,204	$ 135,819

The undiscounted amount of cash flows required over the estimated reserve life of the underlying assets, to settle the obligation, adjusted for inflation is estimated at $268,708 (2004 - $216,000). The obligation was calculated using a credit-adjusted risk free discount rate of 5 percent. It is expected that this obligation will be funded from general company resources at the time the costs are incurred with the majority of costs expected to occur between 2016 and 2024. No funds have been set aside to settle this obligation.

6.

Joint Ventures

The Company's formerly owned subsidiary, M&M, carried on part of its business in four joint ventures: Newfoundland Service Alliance Inc. ("NSA"), a 20.83% owned joint venture; Magna Services Inc. ("Magna"), a 50% owned joint venture; North Eastern Constructors Limited ("NECL"), a 50% joint venture; and the Liannu/Mista-Shipu teaming arrangement, a net 24.5% joint venture.

 EnerNorth Industries Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2005, 2004 and 2003

6.     Joint Ventures - (Continued)

The following is a summary of the combined financial information relating to the Company's proportionate interest in these entities unadjusted for transactions between the entities and the Company:

Proportionate Share of Joint

 Ventures' Financial Information

	2005	2004

Balance sheet
Current assets	$ -	$ 4,681,993
Non current assets	-	33,384
Current liabilities	-	(4,021,542)
Operations
Revenue	-	-
Operating expenses and amortization	-	-
Income from discontinued operations	463,164	419,540
Cash flows
Operating activities of discontinued operations	1,588,215	(3,673,530)
Financing activities of discontinued operations	30,419	1,904,163
Investing activities of discontinued operations	(1,465,289)	7,145

During the year, the Company's formerly owned subsidiary received participation and service fees of $370,164 (2004 - $1,371,872) included in operating expenses from its joint ventures which have been eliminated upon proportionate consolidation.

7.

Bank Indebtedness and Restricted Cash

Bank indebtedness of M&M, which was disposed of during the year, includes $ nil (2004 - $1,509,532) of a revolving credit facility in the amount of nil (2004 - $1,750,000).

8.

Due to Shareholders

The amount of $ 37,500 (2004 - $42,000) is due to a shareholder and is non interest bearing and due on demand.

9.

Long-Term Debt

	2005	2004

Mortgage	$ -	$ 353,400
Capital leases on equipment	-	415,208

		768,608
Less: Current portion	-	226,499

	$ -	$ 542,109

During the year the Company disposed of its interests in M&M (see Note 12).

 EnerNorth Industries Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2005, 2004 and 2003

10.

Share Capital and Contributed Surplus

(a)

Authorized

Unlimited Common shares, without par value

Unlimited Class A Preference shares, Series 1

Unlimited Class A Preference shares, Series 2

(b) Issued
	Number of Common Shares	Consideration

Common shares
Balance, as at June 30, 2005, 2004 and 2003	4,059,009	$ 43,339,132

(c) Contributed surplus
Balance June 30, 2004		$ -
Grant of options (i)		149,109

Balance, as at June 30, 2005		$ 149,109

(i)  The fair value of options issued in 2005 was determined using an appropriate option pricing model and the following assumptions: expected volatility of 29%, risk free interest rate of 4.0%, term of five years and dividend yield of 0%. The fair value of the options is recognized and expensed over the vesting period of the options. During 2005 $149,109 (2004 - nil, 2003 - nil) was recorded in stock compensation expense using the Black-Scholes option-pricing model.

(d)

Warrants

The following common share purchase warrants are outstanding as at June 30, 2005:

                                   Number of Warrants

Expiry Date

Price

                                                 nil

-

$  nil

The continuity of the common share purchase warrants is as follows:

Number of Warrants

Balance, as at June 30, 2004 and 2003	533,332
Expired (US$ 1.80 per Warrant)	(533,332)
Balance, as at June 30, 2005	-

 EnerNorth Industries Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2005, 2004 and 2003

10.

Share Capital - (Continued)

(e)

e)     Stock Option Plan

The Company has a Stock Option Plan (the "Plan") to provide incentive for the directors, officers, employees, consultants and service providers of the Company and its subsidiaries.  The maximum number of shares which may be set aside for issuance under the Plan is 20% of the outstanding common shares (705,243 common shares at June 30, 2005 (2004 - 705,243, 2003 - 705,243) common shares).

The continuity of stock options is as follows:

	Number of Options	Weighted Average Exercise Price
Balance, June 30, 2003 and 2004	-	$ -
Issued expiring February 28, 2010	600,000	US$ 0.75
Balance, June 30, 2005	600,000	US$ 0.75
Options exercisable, June 30, 2005	590,000	US$ 0.75

 EnerNorth Industries Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2005, 2004 and 2003

11.

Income Taxes

Significant components of the Company's future tax assets and liabilities are as follows:

	2005	2004

Future income tax assets:
Non-capital loss carryforwards	$ 2,508,235	$ 3,361,334
Capital losses	1,887,092	1,847,834
Oil and gas properties	1,339,939	1,105,100
Capital assets	-	14,777
Investments	189,486	174,487
Oakwell claim and other	2,920,172	2,908,202
	8,844,924	9,411,734
Non-capital losses applied	-	(213,920)
Valuation allowance	(8,844,924)	(9,167,590)
	$ -	$ 30,224
Current portion	$ -	$ 30,224
Long term portion	$ -	$ -
Future income tax liabilities
Unbilled revenue	$ -	$ (499,403)
Holdbacks	-	(16,782)

	-	(516,185)
Non capital losses applied	-	213,920
	$ -	$ (302,265)
Current portion	$ -	$ (276,648)
Long term portion	$ -	$ (25,617)

 EnerNorth Industries Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2005, 2004 and 2003

11.

Income Taxes - (Continued)

The Company's provision for income tax is comprised as follows:

	2005	2004	2003
Net loss from continuing operations	$ (2,197,746)	$ (3,845,606)	$ (7,975,744)
Combined federal and provincial income tax rate	36.12%	36%	38%
Recovery of income tax calculated
at statutory rates	$ (793,826)	$ (1,384,418)	$ (3,030,783)
Increase (decrease) in taxes resulting from:
Non-deductible expenses	73,855	15,953	32,305
Change in tax rates and other	-	(1,238,271)	1,716,521
Valuation allowance adjustment	719,971	2,606,736	1,772,535
Provision for income taxes	$ -	$ -	$ 490,578

The Company has non-capital losses of approximately $6,944,172 which are available to reduce future taxable income.  These non-capital losses expire as follows:

2007	1,938,149
2008	1,400,916
2009	1,318,930
2010	-
2011	1,126,417
2015	1,159,760

The Company also has Cumulative Canadian oil and gas property expenses of $7,778,236 and capital loss carry forwards of $10,449,015.  The income tax benefits of these expenses and capital loss carry forwards have not been recognized in these financial statements.

 EnerNorth Industries Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2005, 2004 and 2003

12.    Discontinued Operations

Effective February 1, 2005 the Company divested of its interest in M&M Engineering Limited ("M&M") for cash proceeds of $7,361,999.  The transaction is a sale of 100% of the common shares and 100% of the preferred shares of M&M held by the Company.  Prior to closing, the Company retracted preferred shares of M&M for Cdn $1,000,000 cash and M&M assigned to the Company 100% of 10915 Newfoundland Limited and 100% of 11123 Newfoundland Limited.  The Company received shareholder approval for the transaction at a special meeting of shareholders held on January 26, 2005.

The accounting for these discontinued operations is summarized as follows:

	2005	2004	2003
Revenues	$ 12,984,170	$ 33,406,327	$ 25,389,716
Gain from disposal of operations	$ 1,717,646	$ -	$ -
Earnings from discounting operations	$ 317,351	$ 1,627,664	$ 418,846

The Company's consolidated balance sheets include the following amounts related to the discontinued operations:

	2005	2004
Current assets	$ -	$ 10,739,630
Total assets	$ -	$ 14,082,123
Current liabilities	$ -	$ 7,222,523
Total liabilities	$ -	$ 7,790,249
Total net assets	$ -	$ 6,291,874

 EnerNorth Industries Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2005, 2004 and 2003

13.

Changes in Working Capital and Non-Cash Transactions

Non-cash working capital transactions relating to funds from operations are as follows:

	2005	2004	2003
Accounts receivables	$ 8,802	$ (287,491)	$ 137,772
Prepaid expenses	-	(591,969)	14,497
Accounts payable and accrued liabilities	66,465	260,664	(112,600)
	$ 75,267	$ (618,796)	$ 39,669

(a) Supplemental Cash Flow Information
	2005	2004	2003
Cash paid for interest	$ 82,793	$ 174,309	$ 273,658

(b) Non-Cash Transactions
The Company entered into the following non-cash transactions
	2005	2004	2003
Capital assets purchased through
capital leases	$ 56,340	$ 313,226	$ 195,841

 EnerNorth Industries Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2005, 2004 and 2003

14.

Commitments

Operating Leases

The Company has entered into agreements to lease vehicles and office equipment for various periods until the year 2007.  The minimum rental commitments under operating leases are estimated as follows:

2006	$ 6,078
2007	1,013

$ 7,091

15.

Financial Instruments

The carrying values of the financial instruments of the Company approximate fair values due to the short term maturities and normal trade credit terms of those instruments.  Included in cash is $5,226,718 (2004 - $93,271) held at one financial institution and $59,597 (2004 -  $200,384) held at financial intermediaries.

16.

Per Share Information

Net loss per share has been determined using the weighted average number of common shares outstanding as at June 30, 2005 - 4,059,009, (2004 - 4,059,009; 2003 - 3,806,224).

In each of the fiscal years the exercise of warrants and stock options would be anti-dilutive.

 EnerNorth Industries Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2005, 2004 and 2003

17.

Reconciliation to Accounting Principles

Generally Accepted in the United States

The Company's accounting policies do not differ materially from accounting principles generally accepted in the United States ("US GAAP") except for the following:

(a)

Stock Options

Under US GAAP (FAS 123), stock options granted to consultants are recognized as an expense based on their fair value at the date of grant.  Prior to the adoption of the Canadian Institute Chartered Accountants ("CICA") section 3870, under Canadian GAAP the options were disclosed and no compensation expense was recorded.

(b)

Joint Venture

Under US GAAP, the Company would use the equity method of accounting for joint ventures rather than the proportionate consolidation method of accounting.  For further information see Note 6.

(c)

Comprehensive Income

Under US GAAP, comprehensive income must be reported which is defined as all changes in equity other than those resulting from investments by owners and distributions to owners.

Other comprehensive income includes the unrealized holding gains and losses on the available-for-sale securities see Note 17(e).

(d)

Marketable Securities

Under accounting principles generally accepted in Canada, gains (losses) in shares of public companies are not recognized until investments are sold unless there is deemed to be an impairment in value which is other than temporary. Under US GAAP, such investments are recorded at market value and the unrealized gains and losses are recognized as a separate item in the shareholder's equity section of the balance sheet unless impairments are considered other than temporary.

 EnerNorth Industries Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2005, 2004 and 2003

17.

Reconciliation to Accounting Principles

Generally Accepted in the United States - (Continued)

(e)

Oil and Gas Properties

Under US GAAP, the Company is required to discount future net revenues at 10% for purposes of calculating any required ceiling test write-down.  In comparison, in applying the full cost method under US GAAP, the Company performs a ceiling test based on the same calculations used for Canadian GAAP except the Company is required to discount future net revenues at 10% as opposed to utilizing the fair market value and probable reserves are excluded. A transitional impairment loss was recorded for Canadian GAAP purposes due to a change in accounting policy, whereas for US GAAP purposes a further write-down was recorded.

(f)

Recently Issued United States Accounting Standards

In December 2004, the FASB Issued SFAS No. 123R, "Share Based Payments", which addresses the issue of measuring compensation cost associated with Share Based Payment plans. This statement requires that all such plans, for public entities, be measured at fair value using an option pricing model whereas previously certain plans could be measured using either a fair value method or an intrinsic value method.  The revision is intended to increase the consistency and comparability of financial results by only allowing one method of application.  This revised standard is effective for the first interim or annual period beginning on or after June 15, 2005 for awards granted on or after the effective date. The adoption of this statement did not have a material effect on the financial position or results of operations.

In June 2004, FASB issued an exposure draft of a proposed Statement, "Fair Value Measurements" to provide guidance on how to measure the fair value of financial and non-financial assets and liabilities when required by other authoritative accounting pronouncements. The proposed statement attempts to address concerns about the ability to develop reliable estimates of fair value and inconsistencies in fair value guidance provided by current U.S. GAAP, by creating a framework that clarifies the fair value objective and its application in GAAP. In addition, the proposal expands disclosures required about the use of fair value to re-measure assets and liabilities. The standard would be effective for financial statements issued for fiscal years beginning after June 15, 2005.  The Company is evaluating the effect of this standard on its consolidated financial statements.

 EnerNorth Industries Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2005, 2004 and 2003

17.

Reconciliation to Accounting Principles

Generally Accepted in the United States - (Continued)

If US GAAP as allowed by Item 17 of Form 20F were followed, the effect on the consolidated balance sheet would be as follows:

	2005	2004
Total assets per Canadian GAAP	$ 15,708,656	$ 23,262,596
Unrealized gain on marketable securities (d)	206,587	159,262
Transitional impairment loss (Note 23)	1,945,786	1,945,786
Write down of oil and gas properties (e)	(3,326,491)	(2,200,588)
Total assets per US GAAP	$ 14,534,538	$ 23,167,056

Total liabilities per Canadian GAAP and US GAAP	$ 8,632,418	$ 16,097,577

Minority interest per Canadian and US GAAP	$ -	$ 75,141

Total shareholders' equity per Canadian GAAP	$ 7,076,238	$ 7,089,878
Accumulated other comprehensive income
Unrealized gain on marketable securities (d)	206,587	159,262
Deficit adjustment per US GAAP
Write down of oil and gas properties (e)	(1,380,705)	(254,802)
Total shareholders' equity per US GAAP	$ 5,902,120	$ 6,994,338

 EnerNorth Industries Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2005, 2004 and 2003

17.

Reconciliation to Accounting Principles

Generally Accepted in the United States - (Continued)

If US GAAP by Item 17 of Form 20F were followed, the effect on the consolidated statements of loss and comprehensive loss would be as follows:

	2005	2004	2003
Net loss from continuing operations
according to Canadian GAAP	$ (2,197,746)	$ (3,845,606)	$ (8,466,322)
Write down of oil and gas properties (e)	(1,125,903)	(1,156,588)	-

Net loss from continuing operations
according to US GAAP	(3,323,649)	(5,002,194)	(8,466,322)
Income from discontinued operations	2,034,997	1,627,664	418,846

Net loss according to US GAAP	(1,288,652)	(3,374,530)	(8,047,476)
Unrealized (loss) gain on
marketable securties (d)	47,325	108,650	108,650

Comprehensive net loss according to
US GAAP	$ (1,241,327)	$ (3,265,880)	$ (7996,864)

Basic and diluted net loss per common
share from continuing operations
according to US GAAP	$ (0.82)	$ (1.23)	$ (2.22)

Basic and diluted net loss per common
share according to US GAAP	$ (0.32)	$ (0.83)	$ (2.11)

Shares used in the computation of basic
and diluted earnings per share	4,059,009	4,059,009	3,806,224

 EnerNorth Industries Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2005, 2004 and 2003

18.

Subsequent Event

On July 15, 2005 the Company issued 15,000 stock options to a consultant of the Company. Of those options, 10,000 vest on July 15, 2006 and another 5,000 vest July 15, 2007. The options are exercisable for three years from the date of issue for common shares of the company at US$1.77 per share.

19.

Segmented Information

The Company's operations only segment is oil and gas exploration and production.  All reportable segments are located in Canada. Previously the Company operated an Industrial and Offshore Division. This segment was disposed of during the year (See Note 12 - Discontinued Operations).

20.

Contingent Liability

In 1998 a statement of claim was filed against the Company by a former financial adviser alleging breach of contract.  The plaintiff has claimed for special damages in the amount of approximately $230,000 (US $184,197) and entitlement to a success fee of 1% of the gross debt/equity financing of the Andhra Pradesh project less up to 20% of any corporate contributions by the Company or its affiliates.  Management believes that the claim is without merit and has filed a counter claim.  No correspondence or activity has transpired since 2000 and management believes that the plaintiff has abandoned the litigation.  No provision has been made in these financial statements for this claim.

21.  Oakwell Claim Payable

In March 1997, Oakwell Engineering Limited, a Singapore corporation ("Oakwell"), and the Andhra Pradesh State Electricity Board of the state of Andhra Pradesh, India (the "APSEB") executed two identical Power Purchase Agreements ("PPA's"), providing for Oakwell and/or its sponsors to build, own and operate two identical 100 mega watt ("MW") net capacity diesel generator barge mounted power plants ("BMPPs"), fueled by furnace oil (total 200 MW net capacity) and sell electricity to APSEB on a take-or-pay basis for 15 years.  In June 1997, the Company and Oakwell formed an 87.5%/12.5% joint venture and incorporated an Indian company, EPS Oakwell Power Limited ("EOPL") (now known as KEOPL), to implement the provisions of the PPA's.  Disputes rose between the Company and Oakwell and a Settlement Agreement was reached in December 1998 under which Oakwell sold the Company all of Oakwell's interest in the PPA's and in EOPL.

In July 2002, Oakwell claimed the Company was in breach of the Settlement Agreement and in August 2002, the Company was named as a defendant in the High Court of Singapore, in the matter of Oakwell vs. the Company.  On October 16, 2003 the High Court of the Republic of Singapore ordered the Company to pay Oakwell US $5,657,000 (approximately CDN $6,933,219 at June 30, 2005) plus costs (the "Judgment"). On November 13, 2003 the Company appealed the Judgment to the Court of Appeal of the Republic of Singapore. That Court, which is the final Court of Appeal for Singapore, dismissed the appeal on April 27, 2004.

 EnerNorth Industries Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2005, 2004 and 2003

21.

Oakwell Claim Payable (Continued)

On June 21, 2004, Oakwell filed an Application with the Superior Court of Justice for the Province of Ontario, Canada (the "Superior Court") seeking to enforce the Judgment in Ontario. On August 30, 2004, the Company filed an Application with the Superior Court for a declaration that the Judgment is not enforceable in the Province of Ontario. The hearing of the Applications was held December 6-9, 2004. On June 27, 2005 the Superior Court judge rendered his decision that the Judgment was enforceable in Ontario with costs and on August 2, 2005 the Superior Court issued the formal Order.

On July 13, 2005, the Company filed a Notice of Appeal of the August 2, 2005 Order of the Superior Court with the Court of Appeal for the Province of Ontario.  The Company anticipates the hearing of the Appeal to be held in early 2006 and the decision of the Court of Appeal to be rendered by the end of 2006.

A provision of CDN $7,956,346 at June 30, 2005 has been made to the Company's financial statements in relation to the Judgment.

On January 12, 2005, Oakwell filed an Execution Petition before the Hon'ble High Court of Delhi, India against the Company for enforcement of the Judgment and an application for interim relief seeking attachment of the Company's 11,848,200 KEOPL Shares, 100% of the shares of the EPS Karnataka, which owns 97% of EIPCL.

On September 9, 2005 the Hon'ble High Court of Delhi, India adjourned Oakwell's Execution Petition to attach the Company's holdings of KEOPL Shares, EPS Karnataka shares and EIPCL but ordered that if the Company receives any payments from the sale of it's KEOPL Shares, then the proceeds shall be deposited in the Company's account held in a Public Sector Bank in India or invested only in Government of India securities until the disposal of Oakwell's Execution Petition. The Execution Petition is ongoing and the hearing has been adjourned to February 3, 2006.

In the event Oakwell be successful in India in attaching the Company's KEOPL Shares, EPS Karnataka Shares and EIPCL, the Company may not enjoy any potential future gains on a sale of its investment in EIPCL, which has been accounted for as discontinued operations and carried on the Company's balance sheet as nil.

 EnerNorth Industries Inc.

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

June 30, 2005, 2004 and 2003

22.

Related Party Transactions

During the year, a company controlled by a Director of the Company was awarded $37,500 (2004 - $42,000) as compensation for services rendered during the year on behalf of the Company.

During the year, a Director of the Company was awarded US$55,000 (2003 - Cdn$90,000) as compensation for services rendered during the year on behalf of the Company.

Included in accounts receivable are advances due from an officer of the Company's subsidiary of $ nil  (2004 - $2,815).

These transactions are in the normal course of business of the Company and measured at the exchange amount.

23.

Change in Accounting Policy

(a)

Stock Options

Effective July 1, 2004, the Company adopted the recommendations of the CICA Handbook Section 3870 "Stock Based Compensation and Other Stock-Based Payments". This section was amended to require the expensing of all stock based compensation awards for fiscal years beginning after January 1, 2003. The Company has chosen to adopt the recommendation prospectively thereby recording the fair value of the stock options issued since July 1, 2004 in the income statement using the Black-Scholes option-pricing model. As a result of applying the new accounting policy the Company recorded a stock option benefit of $149,109 (See Note 10).

(b)

Oil & Gas Accounting

During 2004, the Company adopted the recommendations of the new CICA Handbook guideline AcG-16.  The primary difference related to this new accounting standard relates to the application of the ceiling test. Under the new standard the capitalized costs less accumulated depletion and amortization are restricted to the fair value of proved and probable reserves as opposed to the undiscounted value of proved reserves less general and administrative expenses, tax and financing costs. As a result of applying the new standards, management determined that a transitional impairment loss of $1,945,786 should be recorded as at July 1, 2003.

24.

Comparative Figures

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the fiscal 2005 presentation.

Board of Directors

James C. Cassina Sandra J. Hall Ramesh K. Naroola Milton Klyman Ian S. Davey

Officers

     James C. Cassina, Chairman Sandra J. Hall, President and Secretary Scott T. Hargreaves, CA, CFA, Chief Financial Officer

Listings

American Stock Exchange: ENY Frankfurt Stock Exchange: EPW1

Auditors

BDO Dunwoody LLP

Toronto, Ontario

Transfer Agent

Equity Transfer Services Inc.

Toronto, Ontario

Suite 1502 - 1 King Street West
Toronto Ontario Canada M5H 1A1
Telephone: 416-861-1484
Facsimile: 416-861-9623
www.enernorth.com